08002167

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corriente Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 30 2008
THOMSON REUTERS

FILE NO. 82- 03775 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY:

DAT : 4/28/08

082-03775

RECEIVED
2008 APR 28 A 9:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



building a sustainable future

12-31-07
AR/S



ANNUAL REPORT 2007





CORRIENTE
RESOURCES INC.







PACIFIC OCEAN
CORRIENTE COPPER BELT
MIRADOR DEPOSIT
San Luis
La Florida
San Miguel
Panantza
San Carlos
San Marcos
Sutzu
Dolorosa
Mirador & Mirador Norte
LEGEND
Main Cu Prospects
Cu Prospects
Roads
Streams
Towns
PERU

Corriente Resources Inc. is a copper and copper/gold exploration and development company moving towards initial production. The company controls a 100% interest in approximately 62,000 hectares located within the Corriente Copper Belt region in Ecuador. The Belt extends over a 20 X 80 kilometre area in southeast Ecuador and is one of the only undeveloped copper districts available in the world today. The Belt currently contains four copper and copper-gold porphyry deposits: Mirador, Mirador Norte, Panantza and San Carlos. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

our corporate creed

- *Through mining, help provide a sustainable future in the communities where we work.*
- *Contribute to the care and preservation of the environment.*
- *Set high ethical standards as daily business practice.*
- *Respect and be considerate of others.*

contents

CORRIENTE RESOURCES INC.



message



The past year has been one characterized by steady progress towards our goal of responsibly furthering the development of our mining projects in Ecuador.

At the beginning of 2007, fieldwork activities at our Mirador and Panantza - San Carlos projects were halted by activist protests and dialogue with the Ecuador Government and the Ministry of Mines and Petroleum were at an all-time low. This resulted in our having to suspend our Mirador Project construction plans. By engaging in widespread dialogue with influential decision-makers at all levels in Ecuador society, and our implementation of extensive national and local communication programs, we have been successful in putting forward a vision of responsible mining that meets community needs and respects environmental and social safeguards. This vision has become commonly known, and is being communicated, as "El Trato Justo" or "A Fair Deal".

From a very challenging beginning in early 2007, we are now actively working with the office of President Correa and a number of key Ecuador Government Ministries to advance the creation of a large-scale mining industry that will responsibly drive regional infrastructure and social development improvements in Ecuador.

This dramatic improvement in communications and relations with the Ecuador Government has allowed us to move forward with our pursuit of a partner who can help us bring our mining projects into production. Utilizing Citi and CanaccordAdams as advisors, this effort is designed to lead us to a partnership that can not only provide capital and construction expertise for our mining opportunities but possibly for other infrastructure areas such as roads, transmission lines and power projects, as well. This truly puts our project development activities into the realm of "country building", which is part of our vision as to how mining resource development can benefit the people of Ecuador.

Corriente still faces development risk in the community and political sectors as we move ahead in Ecuador but this type of risk is now inherent in the mining business world-wide. We feel that this risk is offset by the potential rewards from bringing a significant new base metal mining company to the production stage. We are focused on capturing as much of that potential reward as possible for the company's shareholders through our ongoing dialogue with stakeholders in Ecuador. At the same time, we are working to reduce such risk or produce substantial rewards through the Panantza – San Carlos marketing process.

Success in 2008 will be measured by our ability to meet the goal of securing a project partner and will be the key to our pursuit to unlock the value inherent in our copper resource projects, while leading to a successful start-up of the first large-scale mining operations in Ecuador. We will continue to further enhance value from the project side with an on-going program of engineering improvements and opportunity assessments. An updated Mirador Project Feasibility Study is one outcome of this, which in combination with the Panantza – San Carlos Preliminary Assessment released in November 2007, will provide both investors and potential partners a more accurate picture of the significant potential value contained in our Ecuadorian assets.

On behalf of the Board,

/s/ Kenneth R. Shannon

Kenneth R. Shannon
President and Chief Executive Officer
March 26, 2008

corporate social responsibility

Corriente aims to be a responsible resource exploration and development company by implementing initiatives for sustainable development that are beneficial to the community, environment and the country and its economy. **Sustainable development for Corriente stands for improving the quality of life of the present generation while working to implement strategies to provide long-term sustainability and meet the needs of future generations.**

The company's commitment and obligation to these strategies extend beyond standard compliance with national and international guidelines and involve building relationships based on honesty, openness and mutual trust. This is the essence of our community relations and sustainable development theme "El Trato Justo" or "A Fair Deal".

"A Fair Deal" is more than just a phrase. It's a vision developed by the companny to ensure that a harmonious relationship of confidence and respect exists between all of the stakeholders involved in mining in Ecuador. Corriente has designed and implemented a number of community relations ("CR") plan strategies after identifying local and regional communities' and government needs, as well as the related impacts of the company's future mining activities. These CR plans are regularly reviewed to ensure appropriateness, effectiveness and transparency.

The company continues to be committed to local communities in all aspects of its mining and economic development activities. Since 2004, and in cooperation with local government, Corriente has actively initiated and provided financial, equipment and manpower resources in the areas of education, employment, health, building assistance, environmental preservation, and cultural and economic development.

Through the continued advancement of these and evolving programs and initiatives, the company will work to provide a sustainable future for the communities in which it is active, with lasting benefits and an opportunity for growth for all stakeholders.








providing an opportunity for growth for all
POLIVIO
PRESIDENTE

community relations

During 2007, and in cooperation with local government, the company focused on providing the local communities with health and education programs, information sessions on mining and sustainable development, socio-cultural development programs and general infrastructural maintenance.

Within the health program, the company assisted with the development and deployment of medical and dental brigades to communities in the Morona-Santiago and Zamora-Chinchipe Provinces. In one area, a team comprised of a doctor, dentist and nurse carried out visits to the local communities to provide the residents with general health exams and basic medicinal and dental supplies. In addition to this, the team provided information related to healthy eating and nutrition, preventive dental care, techniques in personal hygiene, and sex education. Medical supplies were provided to counteract the most common illnesses that afflict the rural sectors. Due to insufficient infrastructure, medical attention is not easily accessible for some of the isolated communities. However, as a result of coöperation between community leaders and government, the company and the health team, the brigades were able to reach these remote villages and provide the people with the same level of medical care and provisions as other communities are given.

Education has always been an important component of the company's CR program. Through the extended education program, adolescence and adults who have not previously received a full education are able to learn basic literary and other personal development skills. The company ensures that instructors receive appropriate training so that the best learning experience can be provided for all age groups. Evaluations and assessments are carried out on a regular basis to ensure that the education initiatives reach their full potential. Also, together with the Shuar Federation of Zamora-Chinchipe, the construction of another school building became possible in 2007 and as a result, children of the neighbouring communities are now able to obtain an education in a safe environment. Four local students, who were awarded scholarships for mining specializations in Chile, have returned after their four-year program and the company is now assisting them in seeking employment.

The local communities identify themselves through their culture and traditional festivities. Corriente has consistently respected and supported these customs and celebrations by providing logistical and financial support and encouraging unity within the communities. During the past year, the company provided athletic uniforms and equipment to various communities for their local leagues and events with an aim to develop the athletic capabilities of children and youth.

The company's Mirador field maintenance crew has also assisted with the completion of various projects. As one example, the crew converted an old building into a community relations headquarters and resource centre. This will enhance awareness of the company's activities and further the active partnerships which exist between the communities, local government and the company. A church in Tundayme was refurbished, which included painting as well as the restoration of the floors, doors and altar. Moreover, the crew assisted with the construction of a water system that will be used for restroom and shower facilities.



helping to provide education in a safe environment






ECUADOR













The company's CR team regularly holds information sessions within the local communities. One of the principal themes discussed during these sessions is sustainable development as it is a topic of great importance for not only the company and the communities near our project sites, but also for local, regional and federal governmental bodies. Emphasis is also placed on environmental awareness, including topics such as water quality protection and usage, forest management and botanical rescue. The company strives to meet the evolving priorities of the communities through effective communication and relationship building. The communities participate in shared dialogue with the company, which in turn creates a confident environment while working towards harmonious development of the company's mining projects. Together, it is our belief that the company, communities and local government can contribute to and realize a sustainable future that is socially just, environmentally safe and economically sound.





Environmental Impact Assessments

The Mirador Project's Environmental Impact Assessment ("EIA") was approved by the Ministry of Mines and Petroleum ("MMP", formerly called the Ministry of Energy and Mines) in May 2006. This EIA covers the environmental aspects of proposed mining operations in Mirador, as well as community and social plans associated with the same project. It is one of the most comprehensive documents on social and environmental issues ever submitted to the MMP in Ecuador for a mining project.

The company filed an amendment to the EIA ("EIAA") in September 2006 to allow for mill, tailings and dump location changes to the original mine plan. However, in May 2007 the EIAA was rejected by governmental authorities and is currently being revised for re-submittal. As a result of subsequent discussions with the MMP, in October 2007 the company resumed fieldwork activities related to completion of the EIAA, which will incorporate engineering enhancements completed through 2007 for the Mirador Project.

For the company to receive a mine operating permit for the Mirador Project, approvals for the EIAA and construction and operating-related permit applications must be received from the MMP and other Ecuador governmental authorities during the course of development of the Mirador mine, prior to the beginning of mine operations. The execution period to allow for long lead-time items for the Mirador Project is estimated to be a total of 36 months, which includes a construction period of approximately 24 months.

In December 2007, the EIA for the company's port operation in Machala, which is being designed to act as a shipping facility for copper concentrates sent to overseas smelters, was approved by the Ministry of Environment in Ecuador.

mineral properties IN DEVELOPMENT

Mirador Project

At the beginning of 2007, the company announced that it was extending the Mirador Project timeline, in response to a suspension of fieldwork activities imposed by the MMP due to local protests at the time. In connection with this extension, the company implemented a re-structuring of its Ecuador operations to reduce the overall number of its employees while still maintaining a core group of technical and professional staff and increasing governmental and community affairs activities. To date, there has been no change in the status of the MMP suspension order.

Mirador is one of the few new sizable copper projects in the world available for near-term production. Identified mineralization at Mirador includes Measured and Indicated Resources of 438 Mt at 0.61% Cu, 0.19 g/t Au and 1.5 g/t Ag, with additional Inferred Resources estimated at 235 Mt at 0.52% Cu, 0.17 g/t Au and 1.3 g/t Ag.

Despite the continued suspension of certain fieldwork activities at the Mirador Project site, the company continued work in 2007 on enhancements to various engineering aspects of the Project. This additional engineering and feasibility work was recently completed for which an updated Feasibility Study ("FS") was announced by the company in April 2008, for which the related Technical Report is to be filed within 45 days of the announcement. The FS includes a summary of the economic model for a first phase 30,000 tonne per day concentrator operation at Mirador. Highlights from the FS are:

- *Base Case Net Present Value ("NPV"), after–tax, of US$265 Million and an after-tax Internal Rate of Return ("IRR") of 17.7% (using metal prices of US$1.75/lb Cu, US$7.50/oz Ag, US$550/oz Au, 8% discount rate, US$75/tonne and US$0.075/lb treatment and refining charges, respectively, for Cu).*
- *Average annual metal production over the first 10 years of approximately 137 Million lbs of copper, 34,000 oz gold, and 394,000 oz silver.*
- *The FS modeled a base case mine plan using 181 million tonnes of Measured and Indicated Resources, at a grade of 0.62% Cu, 0.20g/t Au and 1.63 g/t Ag, with estimated recoveries of 90% Cu, 46% Au, and 67% Ag.*
- *The base case mine plan only utilizes 41% of the Measured and Indicated Resources at Mirador and none of the 235 Million tonnes of Inferred Resources. In addition, the base case does not consider the 171 Million tonnes of Measured and Indicated Resources or the 46 Million tonnes of Inferred Resources at the nearby Mirador Norte pit site. These additional resources provide significant opportunities for expansion in the future.*
- *Cost to produce a payable pound of copper, net of other metal credits over the Life of Mine (LOM), is estimated to be US$0.84/lb.*
- *The Project is estimated to generate up to 1,200 jobs during the construction period and is expected to create annual employment of over 415 direct and almost 2,700 indirect jobs during the 20 year Project life.*
- *Total estimated value of taxes, profit-sharing and expenditures within Ecuador over the twenty year base case LOM is estimated to be approximately US$1.8 Billion.*
- *Capital expenditures for the Project is estimated to be US$399 Million, including an estimated contingency of US$33 Million. In addition, working capital requirements are estimated to be US$19 million.*

Mirador Norte is located less than 1 km from the planned Mirador Project milling facility. Copper and gold mineral resources include Indicated Resources of 171 million tonnes of 0.51% copper and 0.09 g/t gold and Inferred Resources of 46 million tonnes at a grade of 0.51% copper and 0.07 g/t gold. Confirmation of resources at Mirador Norte increases the total estimated copper resources for the property by 28% to 11 billion pounds. Furthermore, it provides additional options for the development of Mirador, including access to higher-grade enriched material from the shallow parts of Mirador Norte and the flexibility of being able to shift production from one pit to another.


The Mirador Project
Final Phase Access
Pilot Road
181MT
Final Pit
Starter
Pit
Haul Road
Crusher
Crusher Access
South
Waste Dump B
South
Waste Dump A
Valley
Waste Dump
Conveyor
Stockpile
Mill
Rougher Tails
Pipeline
Permanent
Camp
Reclaim Pipeline
Cleaner Tails Pipeline
Tailings Beach
Mirador Norte
Deposit
>0.4% Cu Outline
Camp

Panantza – San Carlos Project

During 2007, the company focused its development efforts for the Panantza-San Carlos Project on its community relations programs in the local communities, reviewed the status of all exploration-based EIAs and associated audits and reviewed a series of project proposals from third parties.

The Panantza - San Carlos Project concessions are located approximately 40 km north of the Mirador Project. Corriente was approximately halfway through the first phase of a planned 16000 metres of drilling on the Panantza Project in 2006 when these activities were suspended as part of the Mirador Project suspension order. The drilling was the start of a planned two-year program to complete a feasibility study at Panantza - San Carlos, designed to incorporate the Panantza and San Carlos concessions into a single large copper development opportunity with aggregate inferred resources of 1.1 billion tonnes at a grade of 0.62% copper. As the two mineralized centres are only 4 kms apart, the plan contemplates a single processing facility for both open pits with concentrator mill throughputs of up to 90,000 tonnes/day.

A Preliminary Assessment Technical Report (the "PA") for a 90,000 tonne per day combined Panantza-San Carlos copper mining operation was completed and announced by the company in November 2007. Highlights from this study are:

- *Base Case Net Present Value ("NPV") after-tax of US$676 Million and an Internal Rate of Return ("IRR") of 15.1% (using metal prices of US$1.50/lb Cu, US$7.50/oz Ag, US$550/oz Au and US$10.00/lb Mo, 8% discount rate, US$75/tonne and US$0.075/lb treatment and refining charges for Cu). Using US$2.00 copper, the after-tax NPV increases to US$1.72 Billion and the IRR increases to 24.1%.*
- *Average annual metal production over the first 10 years of approximately 418 Million lbs of copper, 22,800 oz gold, 1,110,000 oz silver and 2,800,000 lbs of molybdenum.*
- *The PA modeled a mine plan based on 678 million inferred tonnes at a grade of 0.62% Cu, 0.05g/t Au, 1.3 g/t Ag and 0.008% Mo with estimated recoveries of 91% Cu, 30% Au (Panantza only), 70% Ag, and 43% Mo.*
- *Cost to produce a pound of payable copper, net of other metal credits over the Life of Mine ("LOM"), is estimated to be US$0.73/lb.*
- *The Project is estimated to generate up to 2,000 jobs during the construction period and could create annual employment of over 500 direct and approximatelyt 4,000 indirect jobs during the estimated 20 year LOM.*
- *Total estimated value of taxes, profit sharing and expenditures within Ecuador over the LOM is estimated to be approximately US$6 Billion.*

Current Inferred Resources at Panantza have been recently estimated using the 2006 drilling results. A new block-model based resource estimate, using a 0.4% copper cut-off, reports approximately 463 million tonnes grading 0.66% copper containing 6.7 billion pounds of copper. The 2006 drilling added close to a billion pounds of copper to the previous Panantza Inferred Resource total.

San Carlos is the largest copper-molybdenum mineralized porphyry system identified by the company in the Corriente Copper Belt of southeast Ecuador, with surface dimensions of about 2,000 metres x 2,500 metres. The current block-model based, Inferred Resource estimate based on these drill holes, using at a 0.4% copper cut-off, is estimated at 600 million tonnes grading 0.59% copper, containing 7.7 billion pounds of copper.

The next phase of drilling will attempt to expand the Panantza – San Carlos resources and convert the bulk of the Inferred Resources to the measured and indicated categories.


The Panantza-San Carlos
Proposed Layout
Panantza
395 MT
Final Pit Limits
Main Access Road
Permanent
Camp
Crusher
Stockpile
Mill
Penstock
Powerhouse
Pipeline
Haul Road
Existing Road
Waste Conveyor
Ore Conveyor
Crushers
Intake
Co-disposal Waste
Management Facility
Camp
San Carlos
284 MT
Final Pit Limits
27 de Noviembre
Dam
Access Road
San Carlos

With the work completed at Corriente's four copper and copper-gold porphyry deposits, the company has been able to summarize its resources in the following aggregated table:

Corriente Copper Belt - Table of Resources 0.4% Copper Cut-off

Measured and Indicated Resources

Project	Category	Tonnes	Cu%	Cu (lbs)	Au (ppb)	Au oz	Ag ppm	Ag oz
Mirador	Measured	52,610,000	0.65	753,000,000	210	360,000	1.6	2,770,000
	Indicated	385,060,000	0.60	5,134,000,000	190	2,380,000	1.5	18,760,000
	Measured & Indicated	437,670,000	0.61	5,887,000,000	190	2,740,000	1.5	21,530,000
Mirador Norte	Indicated	171,410,000	0.51	1,921,000,000	89	489,000	-	-
	Measured & Indicated	609,080,000	0.58	**7,808,000,000**	169	3,229,000	1.5	21,530,000

Inferred Resources

Project	Category	Tonnes	Cu%	Cu (lbs)	Au (ppb)	Au oz	Ag ppm	Ag oz
Mirador	Inferred	235,400,000	0.52	2,708,000,000	170	1,250,000	1.3	9,900,000
Mirador Norte	Inferred	45,820,000	0.51	513,000,000	68	101,000	-	-
	Sub-Total			**3,221,000,000**				
Panantza	Inferred*	463,000,000	0.66	6,688,000,000	170	1,250,000	1.3	9,900,000
San Carlos**	Inferred*	600,000,000	0.59	7,738,000,000	68	101,000	-	-
	Sub-Total	1,063,000,000	0.62	**14,426,000,000**				
	Inferred	1,344,220,000	0.60	**17,647,000,000**		1,351,000		9,900,000

** does not include copper oxide mineralized material that was previously included in resource estimate*

*** resources are calculated at 0.4% copper cut-off using data previously released in June 2001 at a 0.65% copper cut-off*

The Qualified Person for the resource estimates quoted above is John Drobe, P.Geo., Chief Geologist, Corriente Resources Inc.

Exploration Targets

Other opportunities within the Corriente Copper Belt include the San Miguel-La Florida, San Luis, Sutzu, and San Marcos porphyry prospects, all of which are located within 10-12 kms of the Panantza prospect, as well as the Dolorosa sediment-hosted copper prospect, located mid-way between the Panantza and Mirador properties.

The potential size of San Luis is about 170 x 350m based on the width of mineralized rock chip sampling and the associated soil anomaly. Continuous detailed rock sampling along the length of the anomaly returned about 230m of 0.76% Cu. A ground IP survey was run over San Luis and the anomaly coincides in size with the soil anomaly. No drilling has been carried out on this project.

To the south, the San Miguel target is a 600 x 850m Cu-Mo soil anomaly with rock sample values to >1% Cu, but averaging 0.3% Cu over 300m along the east edge of the anomaly. The north and west area of the anomaly has had limited initial drilling and returned values to 0.50% Cu over 180m in SM001, 0.42% Cu over 155m in SM08, and 0.36% Cu over 193m in SM09. The zone continues northward into the La Florida prospect, where surface mineralization is higher grade but more structurally limited.

South of Panantza, Sutzu is a 1500 x 1500m soil Cu-Mo soil anomaly, with the Mo anomaly open to the SW. Semi-continuous rock sampling passing across the centre of the soil anomaly returned lower-grade (0.2%) copper. No drilling has previously been done on this target.

Adjacent and north of Sutzu is San Marcos, an 800 x 800m Cu-Mo soil anomaly with rock samples in stream cuts across this returning up to 0.5% Cu over 170 m. No drilling has been done yet on this target. San Marcos is on strike and probably related to the Sutzu mineralization, together with which it forms one of the larger mineralized zones in the district.

The Dolorosa prospect contains copper mineralization as chalcopyrite disseminated within coarse quartzite of the sandstone formation that overlies many of the copper porphyries in the belt. Grab samples (20 centimetres) return values up to 3% copper, and mineralization exposed in cliffs extends across tens of metres of subhorizontal strata.

Mirador, Mirador Norte, Panantza – San Carlos

As a key milestone in the development of a large scale responsible mining sector in Ecuador, the company will complete negotiations with the MMP on a development and investment framework for mining projects in Ecuador.

The principles for development of these projects will be investment in the earth, following the practices of modern responsible mining. Responsible mining will provide a balance between protection for the environment and local communities, and jobs, infrastructure development and tax revenues, all of which are critically important to the people and Government of Ecuador.

MIRADOR: Until the fieldwork suspension is lifted, work at Mirador will continue to be limited to onsite EIAA and relocation work, and offsite engineering enhancements. Once development work access is achieved, the company plans to perform geotechnical drilling to better define the hydrology around the pit and tailings facility, as well as better its knowledge of waste rock characterization, and continue collection of environmental data. In addition, further surface geotechnical studies on the waste dump areas will be carried out.

MIRADOR NORTE: Mining studies will be completed to determine the extent to which the Mirador Norte resources can benefit the Mirador Project by giving access to higher-grade enriched material from the shallow parts of Mirador Norte. Metallurgical testing in 2007 confirmed management's expectation that the Mirador Norte mineralization will behave in a similar fashion to that at Mirador and can be processed using the same mill circuit. Consequently, the impacts of being able to shift ore production from one pit to another will be examined in detail.

PANANTZA – SAN CARLOS: Following the lifting of the fieldwork suspension, work at Panantza - San Carlos in 2008 will continue with the drilling program in order to complete a feasibility study for these deposits, as well as de-limit more resources. Additional geotechnical and environmental studies in and around the Panantza and San Carlos deposits will also further determine the future developmental infrastructure options available to the company.

STRATEGIC PARTNERS: The Panantza - San Carlos resources represent a unique opportunity to capitalize on six years of community work, project engineering and management development expertise that has been built around the company's Mirador Project. This body of knowledge will significantly assist in the project development process and at the same time allow the company to take economic advantage of infrastructure that is being put in place for the Mirador Project.

The company will continue with the process of contacting interested parties to become strategic partners in the development of the Panantza - San Carlos Project. With estimated capital costs in the order of US$1.3 Billion, this project is better suited for advancement by a large company having the financial and technical resources required to fast-track its development to production. Bringing on a majority partner for the Panantza - San Carlos Project will allow Corriente to maintain its focus on the Mirador Project.

Overall, the company is well-positioned with a very strong mineral property development pipeline and substantial cash resources. These resources allow us to continue to advance projects in Ecuador as well as assess strategic opportunities elsewhere.



emphasis is placed on environmental awareness



management's DISCUSSION & ANALYSIS

For the Year Ended December 31, 2007 (Expressed in Canadian dollars unless otherwise noted) March 26, 2008

Management's Discussion and Analysis supplements, but does not form part of, the audited consolidated financial statements of Corriente Resources Inc. ("Corriente" or "the company") and the notes thereto for the fiscal year ended December 31, 2007. Consequently, the following discussion and analysis of the financial condition and results of operations for Corriente should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 and related notes thereto, which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The accounting policies have been consistently followed in preparation of these financial statements, except that the company has adopted the guidelines governed by Sections 1530, 3855 and 3865 of the CICA Handbook, "Comprehensive Income", "Financial Instruments – Recognition and Measurement" and "Hedges", respectively, commencing January 1, 2007.

All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

The above-referenced financial statements and other information, including the company's Annual Information Form, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The company's shares are listed on the Toronto Stock Exchange (under the symbol "CTQ") and on the American Stock Exchange (under the symbol "ETQ").

Cautionary Statement on Forward-Looking Statements

This Management's Discussion and Analysis ("MD&A") contains forward-looking statements that relate to future events or Corriente's future performance. All statements other than statements of historical fact are forward-looking statements. These statements include, but are not limited to, statements concerning the future financial and operating performance of Corriente, its subsidiaries and its current and proposed mineral projects; the future price of copper, gold and other precious and base metals; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; anticipated costs of production; working capital requirements; capital and exploration expenditures; costs and timing of mine development, processing facility construction and the development of new deposits; costs and timing of future exploration; requirements for additional capital; government regulation of mining operations; environmental risks; reclamation expenses; title disputes or claims; limitation of insurance coverage; and the timing and possible outcome of pending litigation and regulatory matters.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "proposes", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Corriente to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to, general business and economic uncertainties; exploration and mining risks; uncertainties relating to surface rights; the actual results of current exploration activities; realization of resource estimates; ability to obtain financing; actual results of reclamation activities; the outcome of negotiations; conclusions of economic evaluations and studies; changes in project parameters and returns as plans continue to be refined; future prices of copper, gold, and other precious and base metals; increased competition in the mining industry for properties, equipment and qualified personnel; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation; the risk of arbitrary changes in law; title risks; risks relating to repatriation of earnings; social and political risks associated with operations in foreign countries; the risk of loss of key personnel; significant fluctuations in the exchange rates for United States and Canadian currency; and delays in the completion of development and construction activities.

The forward-looking statements contained herein are based on a number of assumptions that the company believes are reasonable, but may prove to be incorrect. These assumptions include, but are not limited to, assumptions that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for copper and gold develop as expected; that the company receives regulatory approvals for its exploration and development projects on a timely basis; that the company is able to obtain financing for the company's development projects on reasonable terms; that engineering and construction timetables and capital costs for the company's development projects are not incorrectly estimated or affected by unforeseen circumstances; that the company's reserve estimates are within reasonable bounds of accuracy and that the geological, operational and price assumptions on which they are based are reasonable; and that the company is able to hire the personnel it needs to carry out its business plan.

The foregoing lists of factors and assumptions are not exhaustive. You should also consider carefully the matters discussed under the heading "Risk Factors" elsewhere in this this MD&A. Forward-looking statements contained herein are made as of the date hereof (or of the date of a document incorporated herein by reference, as applicable). The company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing lists of factors and assumptions, whether as a result of new information, future events or results or otherwise, except as required by law. Because forward-looking statements are inherently uncertain, readers should not place undue reliance on them. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

Cautionary Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101 ("NI 43-101") Standards of Disclosure for Mineral Projects, an instrument made under Canadian securities regulations. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined or recognized by the U.S. Securities and Exchange Commission ("SEC"). As such, information contained in this MD&A concerning descriptions of mineralization and resources, as determined in accordance with Canadian standards, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the mineral resources in these categories will ever be upgraded to a higher category of resource.

Significant Events during the Year Ended December 31, 2007

- January – Mirador Project development timeline extended
- June – completion of Plan of Arrangement spin-off of gold exploration targets to Q2 Gold Resources Inc.
- October – work on the amendment of the Environmental Impact Assessment ("EIA") for the Mirador Project resumed
- November – a Preliminary Assessment was completed for the Panantza-San Carlos Project
- December – Machala Port EIA approved by the Ecuador Ministry of Environment

John Drobe, P.Geo., the company's Chief Geologist, is the Qualified Person as defined by NI 43-101 and responsible for the preparation of the technical disclosure in this document, unless otherwise noted.

General Corporate

Corriente is a Canadian-based junior resource company engaged in the exploration and development of copper-gold mineral properties located primarily in the Rio Zamora copper porphyry district (known as the "Corriente Copper Belt"), in the Morona-Santiago and Zamora-Chinchipe provinces of Ecuador. Under various agreements signed with certain subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in certain mineral property concessions in the Corriente Copper Belt, the most advanced of which are the Mirador Project and the Panantza-San Carlos Project. The concessions acquired from BHP Billiton are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, although the company has the option to reduce the NSR to 1% for the Mirador, Panantza and San Carlos mineral properties upon the payment of US$2 million to BHP Billiton for each such property.

As a key milestone in the development of a large scale responsible mining sector in Ecuador, the company is in negotiations with the Ministry of Mines and Petroleum ("MMP", formerly called the Ministry of Energy and Mines) on a development and investment framework for its mining projects in Ecuador. Efforts to complete this framework are expected to be completed later in 2008.

The principles for development of these projects will be investment in the earth, following the practices of modern responsible mining. Responsible mining will provide a balance between protection for the environment, which is crucial to the people of Ecuador, and jobs and infrastructure development, which are also critically important for this region.

Corriente controls a 100% interest in approximately 62,000 hectares located within the Corriente Copper Belt (the "Belt"). The company has identified four copper and copper-gold porphyry deposits in the Belt: Mirador; Mirador Norte; Panantza; and San Carlos. Corriente continues to move towards construction of a 30,000 tonne per day starter project at its Mirador-Mirador Norte copper-gold project (the "Mirador Project") Additionally, a Preliminary Assessment for a 90,000 tonne per day combined Panantza-San Carlos copper mining operation was completed and made available on SEDAR in December 2007.

The company's executive head office is located in Vancouver, Canada while its Ecuador operations are run from its office located in Quito, Ecuador. The company also has camp locations at the company's major projects in Ecuador. With the exception of short-term operational requirements for its Ecuador operations, funds have been maintained and controlled in Vancouver, both in Canadian and US dollars. In addition to its core staff located in Vancouver and Quito, the company engages consultants as necessary, to provide geological, mine development and construction consulting, design, engineering and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas. At December 31, 2007, the company had 77 employees (2006 – 108).

At present, only the company's Mirador Project property has proven or probable reserves while any planned exploration programs for the company's other properties are exploratory searches for proven or probable reserves.

Mirador Project

Extension of Development Timeline, Suspension of Field Work and Updated Technical Report

In September 2006, Corriente's directors reviewed the development status of the Mirador Project and approved management's recommendation of the placement of orders for long lead-time equipment for the project. This equipment included the main components of the grinding circuit such as the SAG and ball mills. The company was working on an accelerated timeline that had an estimated completion date of the Mirador Project and start of production during the fourth quarter of 2008. These items were on the critical path to meet that deadline.

In November 2006, a series of protests began that were held in the Morona-Santiago and Zamora-Chinchipe provinces of Ecuador against resource development in general. After a number of ineffective negotiating sessions were held with the protesters, the MMP advised the company to temporarily suspend its Mirador Project fieldwork in order to secure the safety and security of local communities and supporters. This suspension was subsequently formalized in December 2006 by a suspension order from the Sub-Secretary of Environment's office within the MMP. To date, there has been no change in the status of this suspension order.

On January 25, 2007, the company announced that there would be a delay in the planned start of production at Mirador from late 2008 to approximately mid-2009. This delay was largely due to adjustments to long lead-time equipment deliveries as a result of the decision to move off of the previous accelerated Mirador Project development plan. This accelerated plan was based on having key permits and government agreements completed by January 2007. Since these permit applications and agreements were still being processed and the company was restricted from resuming planned development activities at Mirador, the company's directors elected to minimize the Mirador Project obligations. This decision resulted in the termination clauses of certain agreements with suppliers of key long lead-time components to the Mirador Project to be invoked, for which charges for work incurred of $2,951,000 (US$2,532,000) were accrued at December 31, 2006 and capitalized to mineral properties. The company was able to sell these partially completed assets to third parties in the first quarter of 2007 for net proceeds of $2,750,000 (US$2,382,000), which was received on April 13, 2007 and recorded as a recovery of mineral property expenditures.

In connection with this timeline extension, the company implemented a restructuring of its Ecuador operations to reduce the overall number of its employees while still maintaining a core group of technical and professional staff and increasing its governmental and community affairs activities. The company recorded severance expenses of approximately $1.25 million in 2007 in connection with this restructuring.

Despite the suspension of fieldwork activities at the Mirador Project site, the company was able to continue work in 2007 on enhancements to various engineering aspects of the Project. This additional engineering and feasibility work was recently completed, and the results will be announced in the second quarter of 2008. The related technical report will be filed on SEDAR within 45 days of the announcement of the report. This report will include a summary of the economic model for a first phase 30,000 tonne per day concentrator operation at Mirador.

After all necessary permits are received, project financing is in place, and a construction decision is made, it is Management's opinion that it would take approximately 24 months to achieve commencement of production at Mirador.

Mirador Norte is located less than 1 km from the planned Mirador Project milling facility. Confirmation of resources at Mirador Norte provides additional options for the development of Mirador, including access to higher-grade enriched material from the shallow parts of Mirador Norte and the flexibility of being able to shift production from one pit to another.

The resources that have been identified for the Mirador Project are summarized below:

Table of Resources – 0.4% Copper Cut-off

Measured and Indicated Resources								
Project	**Category**	**Tonnes**	**Cu%**	**Cu (lbs)**	**Au (ppb)**	**Au oz**	**Ag (ppm)**	**Ag oz**
Mirador	Measured	52,610,000	0.65	753,000,000	210	360,000	1.6	2,770,000
	Indicated	385,060,000	0.60	5,134,000,000	190	2,380,000	1.5	18,760,000
	Measured & Indicated	**437,670,000**	**0.61**	**5,887,000,000**	**200**	**2,740,000**	**1.5**	**21,530,000**
Mirador Norte	Indicated	171,410,000	0.51	1,921,000,000	89	489,000	-	-
	Total Measured & Indicated	**609,080,000**	**0.58**	**7,808,000,000**	**169**	**3,229,000**	**1.5**	**21,530,000**

Inferred Resources								
Project	**Category**	**Tonnes**	**Cu%**	**Cu (lbs)**	**Au (ppb)**	**Au oz**	**Ag (ppm)**	**Ag oz**
Mirador	Inferred	235,400,000	0.52	2,708,000,000	170	1,250,000	1.3	9,900,000
Mirador Norte	Inferred	45,820,000	0.51	513,000,000	68	101,000	-	-
	Total Inferred			**3,221,000,000**				

The Qualified Person under NI 43-101 for the resource estimates quoted above is John Drobe, P.Geo, Chief Geologist.

Environmental Impact Assessment ("EIA")

On May 4, 2006, Corriente announced that the Mirador Project's EIA was approved by the MMP.

The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the MMP to ensure that the report met all required government guidelines and regulations. The Mirador EIA is one of the most comprehensive documents on social and environmental issues ever submitted to the MMP in Ecuador for a mining project. The submission of the EIA and subsequent approval followed an extensive consultation process with local communities carried out in late November and early December 2005.

As a requirement of the MMP's approval of the EIA, the company was required to post US$3,019,539 (Cdn.$ equivalent at December 31, 2007 – $2,993,269; December 31, 2006 – $3,518,971) in favour of the MMP as a security deposit against the company's obligations under the EIA. The required security deposit amount is reviewed on an annual basis by the MMP and is expected to be subject to adjustment as the project progresses to completion.

In September 2006, the company filed an amendment to the EIA ("EIAA") to allow for mill, tailings and dump location changes to the original mine plan. Subsequent public consultations were successful. However, the EIAA was rejected by authorities in May 2007 and is currently being revised for re-submittal. As a result of subsequent discussions with the MMP, the company was successful in October 2007 in resuming fieldwork activities related to completion of an EIAA for the Mirador Project. The EIAA will incorporate engineering enhancements completed through 2007 on the Mirador Project.

For the company to receive a mine operating permit for the Mirador Project, approvals for the EIAA and construction and operating-related permit applications must be received from the MMP and other Ecuador governmental authorities during the course of development of the Mirador mine, prior to the beginning of mine operations.

In December 2007, Corriente announced that the Ministry of Environment (the "MOE") in Ecuador approved the EIA for the company's port operation in Machala, which is designed to act as a shipping facility for copper concentrates sent to overseas smelters. The company owns a 27 hectare port site on the Santa Rosa Channel in Machala, which is connected to the Mirador Project by a 400 km paved highway. Receipt of the EIA is an important part of the overall Mirador Project approval process and provides the key access for a Pacific shipping route for the company's copper concentrates. As a requirement of the MOE's approval of the Machala Port EIA, the company was required to post US$288,000 (Cdn.$ equivalent at December 31, 2007 – $285,494) in favour of the MMP as a security deposit against the company's obligations under this EIA.

Community Relations and Sustainable Development

The company has designed and implemented a number of community relations ("CR") plan strategies after identifying local and regional communities' needs as well as the related impacts of the company's future mining activities on these communities. The company's CR plans focus on the critical needs of the local and regional communities and federal government and are regularly reviewed to ensure appropriateness and effectiveness.

The company continues to be committed to local communities in all aspects of its mining and economic development activities. Since 2004, the company has actively initiated and provided financial, equipment and manpower resources in the areas of education, employment, health, building assistance, environmental preservation and cultural and economic development programs.

Sustainable development is a process that aims to maintain and improve the quality of life not only for the present generation in areas and communities in which the company works but also for future generations. It involves the integration of three main components: environmental protection, social sustainability and economic sustainability.

Corriente's approach to business and sustainable development involves implementing strategies beneficial to the community, environment and the country and its economy. The company's commitment and obligation to these strategies extend beyond standard compliance with national and international guidelines and involve building relationships based on honesty, openness and mutual trust. This is the essence of Corriente's community relations and sustainable development theme: "El Trato Justo" or "A Fair Deal"

Reflecting the above, the company incurred deferred development costs for the Mirador Project of $14,962,299 (2006 – $20,417,923) for the year ended December 31, 2007, including $3,688,621 (2006 – $8,518,162) for the three-month period ended December 31, 2007.

Plan of Arrangement – spin-off of gold exploration targets

On April 3, 2007, the company announced that its directors had approved the spin-off of the company's Caya 36 (Tundayme) and Piedra Liza gold properties into a new company, by means of a Plan of Arrangement (the "Arrangement").

The Arrangement was approved by shareholders at the company's May 24, 2007 Annual and Special General Meeting and closed on June 18, 2007. Under the Arrangement, which was also approved by the British Columbia Supreme Court, the company's shareholders received shares of a new private company, Q2 Gold Resources Inc. ("Q2 Gold") which holds the gold properties, on the basis of one (1) Q2 Gold share for every three (3) common shares of Corriente held by them at the close of business on June 15, 2007.

In connection with the Arrangement and to assist Q2 Gold with its business objectives, Corriente and Q2 Gold entered into a secured, interest-bearing convertible loan agreement dated April 23, 2007 pursuant to which Corriente agreed to lend Q2 Gold up to $750,000 to be advanced in instalments (the "Loan"). As at December 31, 2007, $460,994, including accrued interest of $24,855, was owed by Q2 Gold to the company. The Loan principal and unpaid interest are due on the earlier of December 31, 2008 and the first date on which Q2 Gold obtains a prospectus filing receipt with respect to any of its securities in any province of Canada. At any time prior to maturity, Corriente can require Q2 Gold to convert, in whole or in part, the principal amount outstanding and accrued interest of the Loan into Q2 Gold Shares at a conversion price equal to $0.10 per share. Q2 Gold can repay any or all of the outstanding Loan at any time prior to maturity or conversion. The company believes the Arrangement and spin-off is not material to the company, therefore note disclosure of discontinued operations is not being presented.

Full details of the transaction were included in the Management Information Circular sent to shareholders in connection with the company's May 24, 2007 Annual and Special General Meeting of shareholders that is available on SEDAR.

Panantza – San Carlos Project

The Panantza and San Carlos Project concessions are located approximately 40 km north of the Mirador Project. Corriente was approximately halfway through the first phase of a planned 16000 metres of drilling on the Panantza project when these activities were suspended as part of the Mirador Project suspension order referenced above. The drilling was the start of a planned two-year program to complete a feasibility study at Panantza and San Carlos, designed to incorporate the Panantza and San Carlos concessions into a single large copper development opportunity.

Prior to 2006, Panantza was last drilled in late 2000. Results from this previous drilling at Panantza included hole PA013 with 299 metres of 0.76% copper, hole PA012 with 269 metres of 0.97% copper, and hole PA017 with 64 metres of 1.29% secondary copper at the surface followed by 383 metres of 0.75% copper.

In 2006, an additional 25 holes totalling 8400 metres were completed. Results include hole PA039 with 17 metres of 1.31% copper in a secondary copper horizon overlying 399 metres of 0.66% copper, hole PA041 with 443 metres of 0.60% copper, and hole PA052 with 276 metres of 0.77% copper.

Current inferred resources at Panantza have been recently estimated, including the 2006 drilling results. A new block-model based resource estimate, using a 0.4% copper cut-off, reports approximately 463 million tonnes grading 0.66% copper containing 6.7 billion pounds of copper. The 2006 drilling added close to a billion pounds of copper to the previous Panantza resource. Corriente will focus on converting most of this resource to the measured and indicated category during completion of the drill programme.

One objective of the 2006 Panantza drilling program was to define the southern edge of the Panantza mineralization. However, rather than delineate the edge of the Panantza deposit, the 2006 results indicate the Panantza mineralization extends farther south than previously recognized. The southernmost holes drilled, PA033 and PA034, were both terminated in copper mineralization averaging over 0.8% Cu at the hole bottoms, at approximately 330 metres and 342 metres deep respectively. The Panantza drill plan has now been expanded to complete additional holes to follow this mineralization to the south.

In addition, the deepest holes from this round of drilling (such as PA051) indicate that mineralization extends more than 200 metres deeper than previous drilling in the southwest portion of the deposit and mineralization remains open for further extension at depth. The deposit is also still open to the west.

San Carlos is believed to be the largest copper-molybdenum mineralized porphyry system in the Belt, with dimensions of about 2000 metres x 2500 metres. The mineralization has been tested with 25 diamond drill holes at variable spacing, drilled by BHP Billiton in 1997 and 1998. The current block-model based, inferred resource estimate based on these drill holes, using at a 0.4% copper cut-off, is 600 million tonnes grading 0.59% copper, containing 7.7 billion pounds of copper. The next phase of drilling will attempt to expand the resources and convert the bulk of the inferred resources to the measured and indicated categories.

A Preliminary Assessment Technical Report for a 90,000 tonne per day combined Panantza-San Carlos copper mining operation was completed and made available on SEDAR in December 2007. Highlights from this study are:

- Base case Net Present Value ("NPV") after tax of US$676 Million and an Internal Rate of Return ("IRR") of 15.1% (using metal prices of US$1.50/lb Cu, US$7.50/oz Ag, US$550/oz Au and US$10.00/lb Mo, 8% discount rate, US$75/tonne and US $0.075/lb treatment and refining charges for Cu). Using US$2.00 copper, the after-tax NPV increases to US$1.718 Billion and the IRR increases to 24.1%.
- Average annual metal production over the first 10 years of approximately 418,000,000 lbs of copper, 22,800 oz gold, 1,110,000 oz silver and 2,800,000 lbs of molybdenum.
- The Report modeled a mine plan based on 678 million inferred tonnes at a grade of 0.62% Cu, 0.05g/t Au, 1.3 g/t Ag and 0.008% Mo with estimated recoveries of 91% Cu, 30% Au (Panantza only), 70% Ag and 43% Mo.
- The cost to produce a pound of payable copper, net of other metal credits, and inclusive of marketing, smelting and transportation costs over the life of mine, is estimated to be US$0.73/lb.
- The Project would generate up to 2,000 jobs during the construction period and could create over five hundred direct and almost 4,000 indirect jobs during the estimated 20 year life.
- Total estimated value of taxes, profit sharing and expenditures within Ecuador over the twenty year Project life is approximately US$6 Billion.

Management of the company feels that the Panantza-San Carlos concessions represent a rare opportunity to capitalize on six years of community work, project engineering and management development expertise that has been built around the company's Mirador Project. This body of knowledge will significantly assist in the project development process and at the same time allow the company to take economic advantage of infrastructure that is being put in place for the Mirador mine. The Project has been recommended to proceed to the Feasibility Study stage, which has an estimated budget requirement of approximately US$12 Million. The work would include detailed diamond drilling at both deposits to fully delineate mineralization and provide core for metallurgical and geotechnical studies. This work is planned to extend over a two year period. In addition, a program of extensive community dialogue is planned to ensure that the voice of local residents is reflected in any planned development ideas. Part of this dialogue will include several public consultations, which will form part of the on-going permitting process. Fieldwork is not expected to start until the completion of negotiations with the Ecuador government regarding the lifting of a suspension order that applies to the company's Mirador, Panantza and San Carlos concessions.

management's DISCUSSION & ANALYSIS

Following is a summary Table of Resources setting out the company's mineral property resources for its Panantza-San Carlos concession blocks in the Corriente Copper Belt.

Table of Resources – 0.4% Copper Cut-off

Inferred Resources				
Project	Category	Tonnes	Cu%	Cu (lbs)
Panantza	Inferred*	463,000,000	0.66	6,688,000,000
San Carlos**	Inferred*	600,000,000	0.59	7,738,000,000
	Total Panantza-San Carlos	1,063,000,000	0.62	**14,426,000,000**

* does not include copper oxide mineralized material that was previously included in resource estimate

** resources are calculated at 0.4% copper cut-off using data previously released in June 2001 at a 0.65% copper cut-off

The Qualified Person for the resource estimates quoted above is John Drobe, P.Geo, Chief Geologist, Corriente Resources Inc.

On January 31, 2008, the company announced that it had started the process of contacting interested parties to become strategic partners in the development of the Panantza – San Carlos Project in southeast Ecuador. To assist in this process, Corriente has engaged the advisory services of Citigroup and Canaccord Adams to secure a majority partner for the Panantza – San Carlos Project. With estimated capital costs in the order of US$1.3 billion, this project is better suited for advancement by a large company having the financial and technical resources required to fast-track its development to production. Bringing on a majority partner for Panantza – San Carlos will allow Corriente to maintain its focus on the Mirador Project.

During the year ended December 31, 2007, the company incurred exploration and development costs of $1,180,939 (2006 – $2,478,768) for the Panantza-San Carlos project, including $258,634 (2006 – $762,113) in the fourth quarter of 2007. The company focused its development efforts for the Panantza-San Carlos Project on its community relations programs in the district, review of the status of all exploration-based EIAs and associated audits and the completion of the Preliminary Assessment.

Other Exploration Projects and Machala Port

For the year ended December 31, 2007, expenditures to develop the company's concentrate shipping port facility in Machala, Ecuador totalled $231,407 (2006 – $147,113), including $153,239 in the fourth quarter of 2007 (2006 – $118,032). For the year ended December 31, 2007, expenditures to purchase the port facility totalled $Nil (2006 – $1,588,160).

For the year ended December 31, 2007, deferred exploration costs of $98,767 (2006 – $38,045) were attributed to the company's remaining copper exploration targets in the Corriente Copper Belt, comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzu and Dolorosa concessions, including $68,131 (2006 – $19,270) for the fourth quarter of 2007.

Financial Results of Operations

All of the financial information referenced below is expressed in Canadian dollars (unless otherwise noted) and has been prepared in accordance with Canadian GAAP.

Financial Data for Last Eight Quarters

Three-month period ended	Dec-07	Sep-07	Jun-07	Mar-07	Dec-06	Sep-06	Jun-06	Mar-06
Total revenues (000's)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
General and administrative expenses	$ 961	$ 877	$ 973	$ 687	$ 617	$996	$ 878	$ 458
Other expenses (income)	$ (560)	$ 4,555	$ 6,600	$ 919	$ (1,503)	$ (1,474)	$ (1,105)	$ (270)
Loss (earnings) (000's)	$ 401	$ 5,432	$ 7,573	$ 1,606	$ (886)	$ (478)	$ (227)	$ 188
Basic and diluted loss (earnings) per share	$ 0.01	$ 0.07	$ 0.10	$ 0.02	$ (0.01)	$ (0.01)	$ 0.00	$ 0.00

As the company has not had any revenue-producing mineral properties, no mining revenues have been recorded to date. The losses in 2007 were primarily due to foreign exchange losses attributable to the company's funds being held in US dollars and the significant drop in $C:$US exchange rates. The earnings generated in the last two quarters of 2006 were the result of significant interest income from the investment of the proceeds of the company's May 2006 public offering. For the second quarter of 2006, the company realized a gain on the receipt and sale of shares received from prior years' asset sales.

In recent years, the company's losses largely reflect the impact of foreign exchange losses on holdings of US dollars and the timing of the recording of non-cash stock-based compensation expenses attributable to the Black-Scholes Option Pricing Model calculation of the fair value of stock options vested, offset by interest income earned from cash and cash equivalents on hand.

In periods of loss, basic and diluted loss per share are the same because the effect of potential issuances of shares under options and warrants would be anti-dilutive.

Results for the quarter ended December 31, 2007

During the quarter ended December 31, 2007, the company's efforts were primarily concentrated on completing the preliminary assessment for the Panantza-San Carlos project, ongoing negotiations with the Ecuador government to lift the suspension of exploration and development activities at the company's project locations, obtaining approval on the Machala Port EIA and resuming work on the Mirador Project EIAA.

During the fourth quarter of 2007, the company's cash and cash equivalents balance decreased by $4,410,431, predominantly due to development and exploration costs in Ecuador. The company recorded a net loss in the fourth quarter of 2007 of $400,692 (2006 – income of $885,340), primarily due to management fees, wages, benefits & stock-based compensation costs of $394,103, severance costs at the company's Mirador operations of $381,233, a foreign exchange loss of $318,936 due to continued weakening of the US dollar and legal and accounting fees in the fourth quarter totalling $274,026, reflecting costs regarding compliance with increased regulatory requirements for the current year, partially offset by the earning of $1,089,878 in interest income and a $110,824 gain on proceeds received on an asset previously written off.

Results for the year ended December 31, 2007

Financial Data for Last Three Fiscal Years			
Fiscal year ended	**Dec 31-07**	**Dec 31-06**	**Dec 31-05**
Total revenues (000's)	$ 0	$ 0	$ 0
Loss (income) before extraordinary items (000's)	$ 15,012	$ (1,403)	$ 3,344
Loss (income) (000's)	$ 15,012	$ (1,403)	$ 3,344
Basic and diluted loss (income) per share	$ 0.20	$ (0.02)	$ 0.07
Cash and cash equivalents (000's)	$ 93,272	$ 127,110	$ 32,441
Total assets (000's)	$ 178,025	$ 195,997	$ 67,100
Total long-term liabilities (000's)	$ 0	$ 0	$ 0
Total shareholders' equity (000's)	$ 176,147	$ 188,737	$ 66,124
Cash dividends declared per share	$ 0.00	$ 0.00	$ 0.00

For the year ended December 31, 2007, the company had a net loss of $15,011,973 (or $0.20 per share), compared with earnings of $1,403,028 (or $0.02 per share) for 2006 and a loss of $3,344,139 or $0.07 per share in 2005.

Strengthening of the Canadian dollar from US$0.8581 at December 31, 2006 to US$0.9913 at December 31, 2007 accounted for almost all of the loss in 2007, as the company's foreign exchange loss increased to $15,538,886 in 2007 compared to a foreign exchange gain of $58,667 in 2006 (2005 – foreign exchange loss of $9,379).

Administration expenses increased to $3,498,060 for 2007 (2006 – $2,949,131, 2005 – $2,639,979). Most of this increase was due to an increase of legal and accounting costs (increased in 2007 by $277,993), due mostly to costs related to the Arrangement and work regarding compliance with increased regulatory requirements and an increase in estimated audit fees for the current year. Management fees, wages & benefits increased by $149,787 (including $131,517 for non-cash stock-based compensation) to $1,608,536 in 2007 (2006 – $1,458,749, 2005 - $1,811,185) due to increased staffing costs. Also incurred during 2007 were severance costs totalling $1,256,626 (2006 and 2005 – $Nil) due to a restructuring of the company's Ecuador operations (see Mirador Project). Consultants fees (included in Other) totaling $91,561 in 2007 (2006 – $33,615, 2005 – $Nil) increased due to project evaluation work performed throughout the year.

For the year ended December 31, 2007, the estimated fair value of the granted options which vested during the year totalled $1,829,296 (2006 – $1,192,942; 2005 - $1,224,274), of which $699,251 (2006 – $567,734; 2005 – $1,224,274) is included in management fees, wages, benefits & stock-based compensation and $1,130,045 (2006 – $625,208; 2005 – $Nil) is included in mineral properties. These amounts reflect the fair value of stock options expensed or capitalized as calculated using the Black-Scholes Option Pricing Model.

In November 2007, the company experienced an accidental loss of its construction barge during a period of unseasonably high Zamora River water levels that had not been seen in over 30 years. The company has received confirmation from its insurance company that the insurance claim made will be paid in full to the company in March 2008. The carrying value of the barge has been written down from $1,401,529 to $611,853 as at December 31, 2007. Costs associated with the reconstruction of the barge will be added to the barge's carrying value after reconstruction is completed. The related shoreline and barge facilities remain intact.

The company operates within a single operating segment, which is the exploration and development of copper-gold mineral properties. The company's mineral property interests are in Ecuador, South America, as set out in note 3 of the financial statements.

With the exception of severance costs of $1,256,626 (2006 – $Nil; 2005 – $Nil) in relation to a restructuring and general exploration costs of $Nil (2006 – $37,616; 2005 – $38,535) incurred by the company's Ecuador operations, the consolidated statements of loss for the years ended December 31, 2007, 2006 and 2005 reflect the Canadian operations.

Share Capital

Outstanding Share Data

The company's authorized capital consists of an unlimited number (2006 – 100,000,000) of common shares without par value.

As at March 26, 2008, there were 74,937,393 issued and outstanding common shares, and options to purchase an aggregate of 2,892,500 common shares, of which 1,365,005 had vested in accordance with the vesting provisions discussed below:

Incentive Stock Option Plan

Under the company's Incentive Stock Option Plan (the "Plan"), the number of shares that may be reserved for grant under the Plan is a rolling maximum of 10% of the number of common shares actually outstanding immediately prior to the grant of any particular option.

The exercise price established for options granted under the Plan is equal to the closing market price of the company's shares on the Toronto Stock Exchange on the trading day immediately prior to the grant of the option.

Options granted generally have expiry dates five years from the date of grant and the following vesting provisions:

- Options granted to executive officers, directors and other head office personnel vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente or the attainment of clearly identified milestones, as determined by the company's directors.
- Options granted to Corriente subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company's directors.

The following summarizes the stock options granted in 2007:

Date of grant	Date of expiry	Exercise Price	Recipients	Granted
January 1, 2007	January 1, 2012	$4.10	Executive officers	290,000
June 1, 2007	June 1, 2012	$3.66	Directors	125,000
July 12, 2007	July 12, 2012	$4.90	Subsidiary personnel	380,000
July 12, 2007	July 12, 2012	$4.90	Head office personnel	67,500
			Total	862,500

Subsequent to December 31, 2007 the company granted 320,000 options to certain executive officers and other employees at an exercise price of $5.41.

The following is a summary of stock option transactions during 2007:

	Number of options	Weighted average exercise price
Balance at December 31, 2006	2,435,000	$4.05
Granted in 2007	862,500	4.45
Exercised in 2007	(175,000)	3.38
Expired in 2007	(175,000)	3.32
Forfeited/cancelled in 2007	(245,000)	4.91
Balance at December 31, 2007	**2,702,500**	**$4.19**

Of the 862,500 options granted in 2007, 73,280 had vested and 15,000 had been forfeited or cancelled as at December 31, 2007. As at December 31, 2007, 1,322,966 of the company's 2,702,500 outstanding stock options had vested in accordance with the above-referenced vesting provisions.

Related party transactions

Included in management fees and interest income are $60,000 (2006 – $Nil) and $24,855 (2006 – $Nil), respectively, for the year ended December 31, 2007 in respect of administrative services provided by Corriente to Q2 Gold, which has a common Board of Directors and common Officers.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.

At December 31, 2007, a convertible loan in the amount of $460,994 (2006 – $Nil) was due from Q2 Gold.

Liquidity and Capital Resources

Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position or cash and cash equivalents flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles ("GAAP"). Working capital calculations or changes are not measures of financial performance (nor do they have standardized meanings) under either Canadian GAAP or U.S. GAAP. In evaluating these measures, readers should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Working capital (defined as current assets minus current liabilities) as at December 31, 2007 was $92,193,439, compared to $120,064,518 at December 31, 2006. A foreign exchange loss due to a strengthening of the Canadian dollar subsequent to the conversion to US dollars of most of the company's cash and cash equivalents, accounted for $15.5 million of the working capital decrease.

The main cash and cash equivalents flows applied to investing activities during the year ended December 31, 2007 were for mineral property expenditures mainly associated with the development of the Mirador Project of $18,544,827 (2006 – $21,553,066, 2005 – $8,642,746), and payments to acquire plant and equipment of $1,473,248 (2006 – $1,882,845, 2005 – $154,859). As a requirement of the MMP of Ecuador to approve the Mirador Project's Environmental Impact Assessment ("EIA"), the company was required in 2006 to post a deposit of US$3,019,539 ($2,993,269) in favour of the MMP as security against the company's obligations under the Mirador EIA. A similar EIA security deposit in favour of the MMP of US$288,000 ($285,494) was required in 2007 against the company's obligation under the Machala Port EIA.

The company has no significant financial or other instruments as at December 31, 2007, except that its short-term investments are invested in overnight bank deposits with R1-High investment ratings (DBRS) and as they mature daily, are easily liquidated. The company has no investments in asset-backed commercial paper.

At March 26, 2008, the company had 74,937,393 (December 31, 2007 – 74,927,393) common shares issued and oustanding (fully diluted – 77,829,893 and 77,629,893, respectively).

Historically, the company's capital requirements have been met by equity subscriptions. While the company's current working capital is considered sufficient to fund the company's administrative overhead for the next several years, substantial capital is required to complete the company's Mirador Project and other Corriente Copper Belt resource developments. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations.

Accounting Estimates, Policies and Standards

When a new Canadian accounting standard is released, the Chief Financial Officer undertakes a review and evaluation to determine if it is applicable. If there is any uncertainty in its applicability, Corriente solicits the input of its professional advisors and the Audit Committee. If the new standard is applicable to Corriente, it is then analyzed and summarized in a manner that effectively documents and evaluates the impact on Corriente, and to determine the immediate action, if any, Corriente would need to undertake in order to comply with the new standard. Quarterly, the documented standards are reviewed, and updated as required, to ensure that a standard is still applicable, and that Corriente remains in compliance.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in determining possible impairment of mineral property costs, the fair values of stock options and financial instruments, asset retirement obligations and future income tax assets. The company evaluates its estimates on an on-going basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The company's estimates form the basis for making judgments about the carrying value for assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. Should the company be unable to meet its ongoing obligations, the realizable value of its assets may decline materially from current estimates.

The details of the company's significant accounting policies are presented in note 2 of the company's audited consolidated financial statements for the year ended December 31, 2007, which can be found on SEDAR. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the company's financial statements and the uncertainties that could have a bearing on its financial results.

Mineral Properties

The company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures. The company also capitalizes the costs for future income taxes related to mineral property costs that will not be eligible for deduction against future taxable income.

The amounts shown for mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Mineral property expenditures will be amortized over the useful lives of the properties upon commencement of commercial production or written down to fair value if the properties are abandoned, become impaired or the claims allowed to lapse.

During the period, the capitalized costs are reviewed on a property by property basis to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the company's assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down to its fair value to recognize the impairment.

Asset impairment

When events or changes in circumstances indicate that the carrying amounts of the related mineral properties, plant and equipment may not be recoverable, management of the company reviews and evaluates the carrying value of each mineral property for impairment. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063 "Impairment of Long-Lived Assets".

Stock-based Compensation

The company accounts for stock options at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the estimated volatility figure, and the estimate of the period in which an option will be exercised can have a significant impact on the costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. The exercise of options may occur at times different than those estimated, or options may expire unexercised. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model, the assumptions of which can be found in note 6 (c) of the company's consolidated financial statements for the year ended December 31, 2007. The cost of options granted to directors, employees and non-employees is recognized over the vesting period of the respective options in accordance with Section 3870 and is either expensed or capitalized to mineral properties for grants to individuals working directly on mineral projects.

Environmental protection practices

The company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

The company conducts its mineral exploration and development activities in compliance with applicable environmental protection legislation. The company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the company.

Off-balance sheet arrangements

The company has not entered into any off-balance sheet arrangements such as obligations under certain guarantee contracts, retained or contingent interests in assets transferred to an unconsolidated entity, obligations under derivative instruments that are classified as equity or obligations under material variable interests in unconsolidated entities that conduct certain activities such as financing, liquidity, market risk or credit support.

New Accounting Policies

Effective January 1, 2007, the company adopted the guidelines governed by Sections 1530, 3855 and 1506 of the CICA Handbook, "Comprehensive Income", "Financial Instruments – Recognition and Measurement" and "Accounting Changes" and EIC-160, "Stripping Costs Incurred in the Production Phase of a Mining Operation".

Other Comprehensive Income (Section 1530) is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities that are not included in net income (loss) until realized.

Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are accounted for using the equity method and not adjusted to fair market value. At December 31, 2007 the company has no investments designated as available for sale. The adoption of Section 1530, Comprehensive Income, did not impact the consolidated balance sheet of the company as at January 1, 2007.

Financial Instruments – Recognition and Measurement (Section 3855) requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value on initial recognition. Subsequent measurement depends on the classification of the instrument. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are not adjusted to fair value.

The company's cash balances have been classified as held-for-trading and are recorded at fair value. The company's cash equivalent balances, which consist of overnight term deposits, have been classified as held-to-maturity and are recorded at amortized cost. The convertible loan receivable (from Q2 Gold) has been classified as a receivable and recorded at amortized cost.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when the risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognized in profit or loss.

Any derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in loss (earnings) for the period. The company had no material derivatives at December 31, 2007. The company does not have any derivative financial instruments at December 31, 2007 or 2006.

All other financial instruments have been recorded at cost. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

The adoption of Section 3855 did not impact the consolidated balance sheet of the company as at January 1, 2007.

Accounting Changes (Section 1506), establishes standards and new disclosure requirements for the selection and reporting of changes in accounting policies and estimates and the reporting of error corrections. It clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application to prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable with a corresponding adjustment made to opening retained earnings. This Section is effective for fiscal years beginning on or after January 1, 2007. The adoption of this new accounting policy did not have a material impact on the consolidated financial statements.

In March 2006, the CICA issued EIC-160, "Stripping Costs Incurred in the Production Phase of a Mining Operation" that is effective for fiscal years beginning on or after July 1, 2006. EIC-160 requires the costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations be charged to income in the period in which they are incurred, except when the costs represent betterment to the mineral property. Stripping costs represent betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods and that would otherwise not have been accessible without the stripping activity. When stripping costs are deferred in relation to betterment, the costs are amortized to operations over the reserve accessed by the stripping activity using the units of production method. This Abstract has been adopted by the company as of January 1, 2007 and the adoption of this new accounting policy did not have a material impact on the consolidated financial statements.

Recent Accounting Pronouncements Issued But Not Implemented

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, "Capital Disclosures", Handbook Section 3862 "Financial Instruments – Disclosures", and Handbook Section 3863, "Financial Instruments – Presentation". These standards are effective for interim and annual consolidated financial statements for the company's reporting period on January 1, 2008.

Section 1535 establishes standards for the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments – Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

In March 2007, the CICA issued the new Handbook Section 3031, "Inventories", which will replace Section 3030, "Inventories." The new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last-in, first-out method (LIFO), and requires the reversal of a previous write-down when the value of inventories increases. The new standard will apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

CICA Handbook Section 1400, "General Standards on Financial Statement Presentation", has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008.

Effective January 1, 2009, for the company, Section 3064 replaces Handbook Section 3062, "Goodwill and Intangible Assets" and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

The company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the company. Corriente has daily, weekly, monthly and annually-applied procedures that, when considered in the aggregate and in conjunction with current internal controls, are considered to be effective disclosure controls. In addition, Corriente has created a Corporate Disclosure Committee (the "CD Committee"), comprised of the Chief Executive Officer, Senior Vice-President and Chief Financial Officer. The CD Committee supplements these periodic processes.

Disclosure controls and procedures have been developed to ensure that material information relating to Corriente and its subsidiaries is made known to management by others within those entities, particularly within a period in which a disclosure report is being prepared. These involve:

- identification of continuous disclosure requirements under securities laws, rules and policies applicable to Corriente.
- identification of the individuals responsible for preparing reportable information and individuals, whether internal or external, responsible for reviewing reports or portions of reports to verify disclosure made with respect to their areas of responsibility or expertise.
- establishment of timetables for the preparation and adequate review of reportable information.
- procedures for obtaining sign-off on disclosure of reportable information and receipt of written consents from experts whose reports are included or referred to in any disclosure.
- procedures for the identification and timely reporting to the CD Committee of information which may constitute material information or which may constitute a material change to previously disclosed material information, including the identification of individuals who are likely to learn first about events outside the control of Corriente that may give rise to material information.
- procedures for the identification and reporting to the Audit Committee of any fraud, whether or not material, that involves management or other employees who have a significant role in Corriente's internal controls.
- ensuring the procedures are followed with respect to the release of each disclosure made in writing and for the review of any disclosure made orally.
- ongoing evaluation of Corriente's disclosure controls and procedures.

Corriente and its subsidiaries are relatively small in size and operate in a very integrated management environment. That is, senior management is in constant contact with many of Corriente's staff, suppliers, regulators and the like on an ongoing and detailed basis. This allows one or more of senior management to be in a position where they will be aware of material events or information. While senior management may not be aware of all things at all times, it believes that the probability of a material event or material information being missed or not being disclosed on a timely basis is very small.

Based upon its evaluation, management has determined that as at December 31, 2007, the company's disclosure controls and procedures were effective and provided reasonable assurance regarding the reliability of financial reporting and the preparation of its annual filings for external purposes in accordance with Canadian and US GAAP.

Internal Controls Over Financial Reporting ("ICFR")

Management has designed, established and is maintaining a system of ICFR to provide reasonable assurance that the financial information disclosed in this MD&A and the related financial statements was prepared by the company for external purposes is reliable and has been recorded, processed, summarized and reported to the company's Board of Directors and Audit Committee in an accurate and timely manner in accordance with Canadian GAAP and reconciled to U.S. GAAP on an annual basis.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were any changes to the company's ICFR during the most recent interim period ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect the company's ICFR. No such changes were identified from their evaluation.

Based upon its assessment and those criteria, management concluded that the company's internal control over financial reporting was effective as of December 31, 2007.

Corporate Governance

Management of the company is responsible for the preparation and presentation of the annual and interim consolidated financial statements and notes thereto and the accompanying MD&A and other information contained therein. Additionally, it is management's responsibility to ensure the company complies with the laws and regulations applicable to its activities.

The company's management is accountable to the Board of Directors ("directors"), each member of which is elected annually by the shareholders of the company. The directors are responsible for reviewing and approving the annual and interim consolidated financial statements and the MD&A.

Responsibility for the review and approval of the company's quarterly unaudited interim consolidated financial statements and related MD&A is delegated by the directors to the Audit Committee, which is comprised of four directors, all of whom are independent of management.

The auditors are appointed annually by the shareholders to conduct an audit of the company's annual consolidated financial statements in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board in the United States. The auditors have complete access to the Audit Committee to discuss audit, financial reporting and other related matters resulting from the annual audit as well as to assist the members of the Audit Committee in discharging their corporate governance responsibilities. Additionally, the Audit Committee pre-approves all audit and non-audit services provided by the company's auditors.

Corriente's corporate governance policies are described on the company's website (www.corriente.com) and in its Management Information Circular prepared for the May 2007 Annual and Special General Meeting of shareholders, which is available for review on SEDAR. The disclosure statement included therein was prepared by the company's Corporate Governance and Nominating Committee and approved by the directors. An updated version of that material will be included in the Information Circular for the company's May 2008 Annual General Meeting and be available for review on SEDAR in April 2008.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. Following are the risk factors which the company's management believes are most important in the context of the company's business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the company may not be suitable for all investors.

Foreign Country and Political Risk

The mineral properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights. In recent history, Ecuador has undergone numerous political changes at the presidential and congressional levels. Also, mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

In November 2006, Rafael Correa won the Ecuador Presidential run-off election over Alvaro Noboa but did not officially take office until January 15, 2007. During this transition period, the administration of President Alfredo Palacio experienced a number of indigenous protests in southeast Ecuador which eventually resulted in the suspension of the company's exploration and development activities (see "Mirador Project") and a delay in the Mirador Project's development timeline.

Since President Correa's January 15, 2007 inauguration, his administration focused primarily on exacting electoral and governmental reforms. In April 2007, a National Referendum was held, which approved the creation of a Constitutional Assembly (which would replace Congress). On September 30, 2007, Constitutional Assembly elections were held in which President Correa's Alianza País party had elected 80 of the 130 members of the Constitutional Assembly, thereby giving the President a clear majority in the Assembly.

Since obtaining an Assembly majority, the Correa Administration has moved to engage industry in dialogue regarding foreign investment in Ecuador. This dialogue includes plans to re-work oil and mining agreements in place with multi-national and state-owned companies, which could include new royalty and/or windfall profit tax rates for these sectors.

Recent announcements by the Correa Administration suggest that large-scale mining will play a significant role in the Government's plans to grow the Ecuador economy for the benefit of all of its people. The company is in continuous dialogue with the MMP and the Correa Administration towards establishing large-scale mining operations in the Corriente Copper Belt.

While management believes that the current political climate in Ecuador will stabilize, there can be no certainty that this will be the case in the near future.

To mitigate such risk, the company funds its Ecuador operations on an as-needed basis and works closely with federal and territorial governments and community groups. The company does not presently maintain political risk insurance for its foreign exploration and development projects.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. There is no assurance that the company's mineral exploration activities will result in any discoveries of new bodies of commercial ore. At present, only the company's Mirador Project property has proven or probable reserves while any planned exploration programs for the company's other properties are exploratory searches for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals.

The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or have sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

An additional project risk relating to the company's development of its Mirador and Panantza-San Carlos projects includes the current high demand for major components and resources utilized in a mine's construction and operation, including equipment, parts and qualified employees. These same conditions may also adversely impact the mine's construction schedule if an inordinate demand on metals causes shortages or cost increases.

Surface Rights and Access

Although the company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the company may need to rely on the assistance of local officials or the courts in such jurisdiction.

Estimates of Mineral Resources and Production Risks

The mineral resource estimates disclosed by the company are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, earthquakes, fire, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Consequently, the company's estimated mineral resources should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

Financing Risks

The company has limited financial resources, has no source of operating cash and cash equivalents flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the company's properties will be dependent upon the company's ability to obtain financing through joint venturing, equity or debt financing or other means. Although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects. Additional funds raised by the company through the issuance of equity or convertible debt securities will cause the company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the company's common stockholders.

The company does not have any contractual restrictions on its ability to incur debt and expects to incur significant amounts of indebtedness to finance development of its Mirador Project. Any such indebtedness could contain covenants which would restrict the company's operations.

Limited Experience with Development-Stage Mining Operations

The company has no previous experience in placing mineral properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies or contractors that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its mineral properties into production.

Base and Precious Metals Prices

The principal activity of the company is the exploration and development of copper-gold mineral properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base and precious metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified mineral properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources for the acquisition of mineral properties and mining and processing equipment, the securing of engineering services and the recruitment and retention of qualified employees and consultants.

Environmental and other Regulatory Requirements

The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Corriente's policy is to abide by the regulations and requirements of Ecuador and the company's EIA's.

Infrastructure

Mining, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the company's projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the development of the company's projects will be commenced or completed on a timely basis, if at all; the company's operations will achieve anticipated results; or the construction costs and ongoing operating costs associated with the development of the company's advanced-stage exploration projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the company's operations and profitability.

Uninsured or Uninsurable Risks

The company may become subject to liability for pollution or hazards against which it cannot insure or may elect not to insure where premium costs are disproportionate to the company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration, development and production activities.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects or the rights of indigenous peoples.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Foreign Subsidiaries

The company conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the company's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the company's valuation and stock price.

Dependence on Key Personnel

The company's development to date has largely depended on, and in the future will continue to depend on, the efforts of key management, project management and operations personnel. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any officers or other employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

The company has no history of earnings from operations and, due to the nature of its business, there can be no assurance that the company will ever be profitable. Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company's securities other than possible capital gains.

Currency Risk

As at December 31, 2007, the company's expenditures are predominantly made in US dollars and any future equity raised is expected to be predominantly in Canadian dollars. The company conducts the majority of its business in Ecuador, which uses the U.S. dollar as its primary economic currency. Future project development expenditures are expected to be paid in US dollars. As such, the company is subject to risk due to fluctuations in the exchange rates for the US and Canadian dollar. The company has a practice of not entering into foreign currency hedging. Beginning in 2007, the company began maintaining balances in Canadian and US dollars in a proportion related to the magnitude of future mineral property, plant and equipment, and administrative expenditures, and the jurisdictions in which such expenditures will likely be made.

A breakdown by currency of the company's cash and cash equivalents at year-end was as follows:

	December 31, 2007	December 31, 2006
Canadian dollar	$ 15,210,692	$ 125,063,312
US dollar	US$ 78,746,484	US$ 1,756,794
Closing exchange rate (Cdn$ to US$)	0.9913	1.1654

management's RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Corriente Resources Inc. ("the company") have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained by management in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the company's independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting and control matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

management's REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Corriente Resources Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The United States Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that may have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2007. In making this assessment, the company's management used the criteria, established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based upon this assessment, management concluded that the company's internal control over financial reporting was effective as at December 31, 2007.

The effectiveness of the company's internal control over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

/s/ Kenneth R. Shannon

Kenneth R. Shannon, President & Chief Executive Officer
Vancouver, British Columbia

/s/ Darryl F. Jones

Darryl F. Jones, Chief Financial Officer

March 26, 2008

independent auditors' REPORT

To the Shareholders of Corriente Resources Inc.

We have completed an integrated audit of Corriente Resources Inc.'s 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2007, and audits of its 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Corriente Resources Inc. as at December 31, 2007 and 2006, and the related consolidated statements of changes in shareholders' equity, statements of loss, comprehensive loss and deficit and statements of cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the company's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the company as at December 31, 2007 and December 31, 2006, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007, in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Corriente Resources Inc.'s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

March 26, 2008

consolidated BALANCE SHEETS

Corriente Resources Inc. (A Development Stage Enterprise)

AS AT DECEMBER 31, 2007 AND 2006
EXPRESSED IN CANADIAN DOLLARS

	2007	2006
Assets		
Current assets		
Cash and cash equivalents	$ 93,272,082	$ 127,110,679
Accounts receivable and prepayments	338,859	213,856
Convertible loan (note 3)	460,994	–
	94,071,935	127,324,535
Long-term assets		
Mineral properties (note 3)	77,778,685	61,249,060
Plant and equipment (note 4)	1,914,221	2,490,457
Other assets (note 5)	4,260,397	4,933,384
	83,953,303	68,672,901
TOTAL ASSETS	$ 178,025,238	$ 195,997,436
Liabilities		
Current liabilities		
Accounts payable relating to mineral properties	$ 1,656,158	$ 6,448,508
Other accounts payable and accrued liabilities	222,338	263,871
Accounts payable relating to plant and equipment	-	547,638
	1,878,496	7,260,017
Shareholders' Equity		
Share capital (note 6 (b))	234,437,635	233,552,783
Options (note 6 (c))	3,736,352	2,584,710
Contributed surplus	1,378,499	993,697
Deficit	(63,405,744)	(48,393,771)
	176,146,742	188,737,419
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 178,025,238	$ 195,997,436

Nature of operations – note 1
Commitments – note 3

Approved by the Board of Directors

/s/ Kenneth R. Shannon, Director   */s/ Anthony Holler, Director*

The accompanying notes are an integral part of these consolidated financial statements.

consolidated STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Corriente Resources Inc. (A Development Stage Enterprise)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

EXPRESSED IN CANADIAN DOLLARS

	Common Shares		Estimated Fair Value				
	Number	Share Capital	Options	Share Purchase Warrants	Contributed Surplus	Deficit	Total Shareholders' Equity
Balance at December 31, 2004	45,421,393	$ 83,525,397	$ 1,655,163	$ 96,455	$ 930,660	$ (46,452,660)	$ 39,755,015
Common shares issued for cash pursuant to private placements, net of issue costs	7,605,000	27,853,364	–	–	–	–	27,853,364
Common shares issued for cash pursuant to exercise of options (note 6 (c))	475,000	435,250	–	–	–	–	435,250
Common shares issued for cash pursuant to exercise of warrants	250,000	200,000	–	–	–	–	200,000
Fair value of options exercised (note 6 (c))	–	257,189	(257,189)	–	–	–	–
Fair value of warrants exercised	–	96,455	–	(96,455)	–	–	–
Stock based compensation expense on unexercised options (note 6 (c))	–	–	1,224,274	–	–	–	1,224,274
Loss for the year ended December 31, 2005	–	–	–	–	–	(3,344,139)	(3,344,139)
Balance at December 31, 2005	53,751,393	112,367,655	2,622,248	–	930,660	(49,796,799)	66,123,764
Common shares issued for cash pursuant to private placements, net of issue costs	19,231,000	117,662,735	–	–	–	–	117,662,735
Common shares issued for cash pursuant to exercise of options (note 6 (c))	1,770,000	2,354,950	–	–	–	–	2,354,950
Fair value of options exercised (note 6 (c))	–	1,167,443	(1,167,443)	–	–	–	–
Fair value of options forfeited (note 6 (c))	–	–	(63,037)	–	63,037	–	–
Stock based compensation on unexercised options (note 6 (c))	–	–	1,192,942	–	–	–	1,192,942
Income for the year ended December 31, 2006	–	–	–	–	–	1,403,028	1,403,028
Balance at December 31, 2006	74,752,393	233,552,783	2,584,710	–	993,697	(48,393,771)	188,737,419
Stock based compensation on unexercised options (note 6 (c))	–	–	1,829,296	–	–	–	1,829,296
Common shares issued for cash pursuant to exercise of options	175,000	592,000	–	–	–	–	592,000
Fair value of options exercised (note 6 (c))	–	292,852	(292,852)	–	–	–	–
Fair value of options expired (note 6 (c))	–	–	(277,180)	–	277,180	–	–
Fair value of vested options forfeited (note 6 (c))	–	–	(107,622)	–	107,622	–	–
Loss for the year ended December 31, 2007	–	–	–	–	–	(15,011,973)	(15,011,973)
Balance at December 31, 2007	74,927,393	$ 234,437,635	$ 3,736,352	$ –	$ 1,378,499	$ (63,405,744)	$ 176,146,742

The accompanying notes are an integral part of these consolidated financial statements.

consolidated STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

Corriente Resources Inc. (A Development Stage Enterprise)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

EXPRESSED IN CANADIAN DOLLARS

	2007	2006	2005
Administration			
Management fees, wages, benefits & stock-based compensation	$ 1,608,536	$ 1,458,749	$ 1,811,185
Legal, accounting and regulatory	1,007,207	729,214	205,285
Corporate development and shareholder expenses	517,537	473,799	435,596
Office and related	245,466	234,463	172,617
Other	119,314	52,906	15,296
	3,498,060	2,949,131	2,639,979
Other expenses (income)			
Foreign exchange loss (gain) (note 11)	15,538,886	(58,667)	9,379
Interest income	(5,110,775)	(3,994,855)	(209,422)
Severance costs	1,256,626	–	–
Gain on sale of assets	(110,824)	–	(1,970,320)
Management fees (note 7)	(60,000)	–	–
(Gain) loss on sale of marketable securities (note 11)	–	(336,253)	96,877
General exploration	–	37,616	38,535
Write-down of deferred power project costs	–	–	2,739,111
	11,513,913	(4,352,159)	704,160
Loss (earnings) and comprehensive loss (earnings) for the year	15,011,973	(1,403,028)	3,344,139
Deficit – beginning of year	48,393,771	49,796,799	46,452,660
Deficit – end of year	$ 63,405,744	$ 48,393,771	$ 49,796,799
Loss (earnings) per share			
Basic and diluted	$ 0.20	$ (0.02)	$ 0.07
Weighted average number of shares outstanding			
Basic and diluted	74,844,105	66,603,215	45,825,859

The accompanying notes are an integral part of these consolidated financial statements.

consolidated STATEMENTS OF CASH FLOWS

Corriente Resources Inc. (A Development Stage Enterprise)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
EXPRESSED IN CANADIAN DOLLARS

	2007	2006	2005
Cash flows from (applied to) operating activities			
(Loss) / earnings for the period	$ (15,011,973)	$ 1,403,028	$ (3,344,139)
Items not affecting cash			
Stock-based compensation	699,251	567,734	1,224,274
Depreciation	27,753	19,291	15,296
Interest (note 3)	(24,855)	–	–
Loss (gain) on sale of marketable securities	–	(336,253)	96,877
Write-down of deferred power project costs	–	–	2,739,111
Gain on sale of assets	–	–	(1,882,000)
Changes in non-cash working capital			
Accounts receivable and prepayments	(133,313)	(57,040)	(61,483)
Accounts payable and accrued liabilities	320,006	(325,827)	54,244
	(14,123,131)	1,270,933	(1,157,820)
Cash flows from (applied to) investing activities			
Mineral property costs	(18,544,827)	(21,553,066)	(8,642,746)
Payments to acquire plant and equipment	(1,473,248)	(1,882,845)	(154,859)
Convertible loan, net of interest (note 3)	(436,139)	–	–
Other assets (note 5)	240,208	(3,518,971)	–
Cash balance of spun-off company (note 3)	(93,460)	–	–
Proceeds from sale of marketable securities	–	336,253	2,339,123
Deferred power project costs	–	–	(1,034,449)
Deposit	–	–	–
	(20,307,466)	(26,618,629)	(7,492,931)
Cash flows from (applied to) financing activities			
Proceeds from issuance of share capital, net of issue costs	592,000	120,017,685	28,488,614
Repayment of long-term debt	–	–	–
	592,000	120,017,685	28,488,614
Increase (decrease) in cash and cash equivalents	(33,838,597)	94,669,989	19,837,863
Cash and cash equivalents – beginning of year	127,110,679	32,440,690	12,602,827
Cash and cash equivalents – end of year	$ 93,272,082	$ 127,110,679	$ 32,440,690

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of these consolidated financial statements.

EXPRESSED IN CANADIAN DOLLARS

1 Nature of operations

Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration and development of mineral properties in Ecuador, South America. The company considers itself to be a development stage enterprise.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, receipt of necessary permits and regulatory approvals, the ability of the company to obtain financing to complete its development and future profitable operations or sale of the properties. The investment in and expenditures on mineral properties comprise a significant portion of the company's assets.

2 Significant accounting policies

Basis of presentation
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which as described in note 12, differ in certain respects from GAAP in the United States of America.

Basis of consolidation
The consolidated financial statements include the accounts of the company, its subsidiaries, all of which are wholly-owned, and any variable interest entities ("VIEs") where the company is the primary beneficiary. The company has determined that it does not have any VIEs as at December 31, 2007 and 2006. All significant inter-company balances have been eliminated.

Mineral properties
The company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, exploration and development expenditures. The company also capitalizes the costs for future income taxes related to mineral property costs that will not be eligible for deduction against future taxable income.

The amounts shown for mineral property acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Mineral property expenditures will be amortized over the useful lives of the properties upon commencement of commercial production or written down to fair value if the properties are abandoned, become impaired or the claims allowed to lapse.

The acquisition of title to mineral properties is a complicated and uncertain process. The company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the company has made efforts to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Plant and equipment
Plant and equipment is stated at cost. Depreciation of plant and equipment is provided on a declining-balance basis over their estimated useful lives at annual rates of between 5% and 100%, commencing when the related asset is available for use.

Asset impairment
When events or changes in circumstances indicate that the carrying amounts of the related mineral properties, plant and equipment may not be recoverable, management of the company reviews and evaluates the carrying value of each asset for impairment. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an asset is impaired, it is written down to its estimated fair value in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063 "Impairment of Long-Lived Assets".

Management's estimates of mineral prices, mineral resources, foreign exchange, production levels and operating, capital and reclamation costs are subject to risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur that may adversely affect management's estimate of the net cash flows to be generated from its properties.

Cash and cash equivalents
Cash and cash equivalents comprise cash on deposit with banks and highly liquid short-term interest bearing investments with a term to maturity at the date of purchase of 90 days or less from the date of acquisition.

Marketable securities
Marketable securities are recorded at their fair value on the date of receipt and are classified as available-for-sale or held for trading. The fair value of the securities is adjusted at each subsequent balance sheet date and the resulting unrealized gains or losses are included in other comprehensive income or net income for the period.

Foreign currency translation
As at December 31, 2007, the Canadian dollar is the functional currency of the company.

The company's subsidiaries are considered integrated foreign operations and their financial statements are translated into Canadian currency, the parent company's functional currency, using the temporal method. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period, except for depreciation, which is translated at the same rate as the assets to which they relate. Translation gains and losses are reflected in the company's reported income or loss for the period.

Income taxes
Income taxes are calculated using the asset and liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse. Assets are recognized only to the extent it is more likely than not that they will be realized. A valuation allowance is provided against future income tax assets to the extent it is considered not likely that the future income tax assets will be realized.

Loss (earnings) per share
Loss (earnings) per share is presented for basic and diluted loss (income). Basic loss (earnings) per share is computed by dividing income or loss by the weighted average number of outstanding common shares for the year. The computation of diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method. In years of loss, basic and diluted loss per share are the same because the effect of potential issuances of shares under options and warrants would be anti-dilutive.

Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in determining possible impairment of mineral property costs, the fair values of stock options and financial instruments, asset retirement obligations and future income tax assets. The company evaluates its estimates on an on-going basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The company's estimates form the basis for making judgments about the carrying value for assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. Should the company be unable to meet its ongoing obligations, the realizable value of its assets may decline materially from current estimates.

Stock-based compensation plan
The company has a stock-based compensation plan as described in note 6 (c).

The company applies the fair value method of accounting for all stock options granted pursuant to CICA Handbook Section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense or capitalized to mineral properties (for grants to individuals working directly on mineral projects) over the vesting period of the respective options, ranging from terms of up to 48 months, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

Asset retirement obligations

The company accounts for asset retirement obligations ("ARO") by recognizing the fair value of a liability for an ARO in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are recorded to the capitalized carrying amount of the related long-lived asset. The company has determined that it has no material ARO's at December 31, 2007 and 2006.

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

The company has adopted the following CICA standards effective January 1, 2007:

Financial instruments

CICA Section 3855, Financial Instruments - Recognition and Measurement, requires that all financial assets, except those classified as held to maturity, and derivative financial instruments be measured at fair value on initial recognition. Subsequent measurement depends on the classification of the instrument. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are not adjusted to fair value.

The company's cash balances have been classified as held-for-trading and are recorded at fair value. The company's cash equivalent balances, which consist of overnight term deposits, have been classified as held-to-maturity and are recorded at amortized cost. The convertible loan receivable (note 3) has been classified as a receivable and recorded at amortized cost.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when the risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value, with changes in fair value recognized in loss (earnings) for the period.

Any derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in loss (earnings) for the period. The company does not have any material derivative financial instruments at December 31, 2007 or 2006.

All other financial instruments have been recorded at amortized cost. Transaction costs incurred to acquire or issue financial instruments are included in the underlying balance.

The adoption of CICA Section 3855 did not impact the consolidated balance sheet of the company as at January 1, 2007.

Comprehensive income

Other comprehensive income is the change in the company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities that are not included in net income (loss) until realized.

Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. At December 31, 2007, the company had no investments designated as available for sale.

The adoption of CICA Section 1530, Comprehensive Income, did not impact the consolidated balance sheet of the company as at January 1, 2007.

Stripping costs

In March 2006, the CICA issued EIC-160, "Stripping Costs Incurred in the Production Phase of a Mining Operation" that is effective for fiscal years beginning on or after July 1, 2006. EIC-160 requires the costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations be charged to income in the period in which they are incurred, except when the costs represent betterment to the mineral property. Stripping costs represent betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods and that would otherwise not have been accessible without the stripping activity. When stripping costs are deferred in relation to betterment, the costs are amortized to operations over the reserves accessed by the stripping activity using the units of production method. This Abstract has been adopted by the company as of January 1, 2007 and the adoption of this new accounting policy did not impact the consolidated financial statements.

Accounting changes

CICA Handbook Section 1506, "Accounting Changes", establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. It also clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application to prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable with a corresponding adjustment made to opening retained earnings. This Section is effective for fiscal years beginning on or after January 1, 2007.

Recent Accounting Pronouncements Issued But Not Implemented

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, "Capital Disclosures", Handbook Section 3862 "Financial Instruments – Disclosures", and Handbook Section 3863, "Financial Instruments – Presentation". These standards are effective for interim and annual consolidated financial statements for the company's reporting periods beginning on January 1, 2008.

Section 1535 establishes standards for the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments – Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

In March 2007, the CICA issued the new Handbook Section 3031, "Inventories", which will replace Section 3030, "Inventories." The new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last-in, first-out method (LIFO), and requires the reversal of a previous write-down when the value of inventories increases. The new standard will apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

CICA Handbook Section 1400, "General Standards on Financial Statement Presentation", has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008.

Effective January 1, 2009, Section 3064 replaces Handbook Section 3062, "Goodwill and Intangible Assets" and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred.

The company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

3 Mineral properties

Corriente Copper Belt, Ecuador

Under various agreements signed and completed with certain Ecuadorian subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton's mineral properties located in the Rio Zamora copper porphyry district (the Corriente Copper Belt) in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these mineral properties are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has options to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos mineral properties upon the payment of US$2 million to BHP Billiton for each such option exercised.

Following is a summary of the company's deferred mineral property expenditures.

		(1) Mirador/Mirador Norte		Panantza/San Carlos		(2) Other		Total
Balance December 31, 2004	$	19,884,240	$	3,544,096	$	1,791,875	$	25,220,211
Property acquisition		386,955		–		–		386,955
Deferred exploration and development costs		8,412,692		160,627		25,470		8,598,789
Balance December 31, 2005		**28,683,887**		**3,704,723**		**1,817,345**		**34,205,955**
Property acquisition		2,313,836		59,260		1,588,160		3,961,256
Deferred exploration and development costs		20,417,923		2,478,768		185,158		23,081,849
Balance December 31, 2006		**51,415,646**		**6,242,751**		**3,590,663**		**61,249,060**
Property acquisition		50,106		25,185		–		75,291
Deferred exploration and development costs – net of tax and recoveries		14,962,299		1,180,939		583,570		16,726,808
Plan of Arrangement – spin-off of gold exploration targets		–		–		(272,474)		(272,474)
Balance December 31, 2007	**$**	**66,428,051**	**$**	**7,448,875**	**$**	**3,901,759**	**$**	**77,778,685**

(1) on January 25, 2007, the company announced that it was extending the Mirador/Mirador Norte Project development timeline as key permits and government agreements had not been received consistent with the accelerated project plan. This decision also resulted in the termination clauses of certain agreements with suppliers of key long lead-time components to the Mirador project to be invoked, for which charges for work incurred of $2,951,000 ($US2,532,000) were accrued at December 31, 2006. The company was able to sell the related partially completed assets to third parties in the first quarter of 2007 for net proceeds of $2,750,257 ($US2,382,000), which was received on April 13, 2007 and reflected as a recovery in mineral properties.

(2) At December 31, 2007, the balance is comprised of the Dolorosa, La Florida, San Luis, San Marcos, San Miguel and Sutzu copper exploration targets in the Corriente Copper Belt, and expenditures to develop the company's concentrate shipping port facility in Machala, Ecuador.

Other

In 2003, the company sold the shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina. Pursuant to the original and subsequently amended sale agreement, the company received a total of US$50,000 and 400,000 equivalent shares of the purchaser. Should the Taca-Taca property achieve commercial production, the purchaser is obligated to pay the company a further US$1,000,000. During the course of 2004 to 2006, the company sold the shares received (note 11 (c)).

Plan of arrangement – spin-off of gold exploration targets

On April 3, 2007, the company announced that its Board of Directors had approved the spin-off of the company's Caya 36 (Tundayme) and Piedra Liza gold assets into a new company, by means of a Plan of Arrangement (the "Arrangement").

The Arrangement was approved by shareholders at the company's May 24, 2007 Annual and Special General Meeting and closed on June 18, 2007. Under the Arrangement, which was also approved by the British Columbia Supreme Court, the company's shareholders received shares of a new private company, Q2 Gold Resources Inc. ("Q2 Gold") which holds the gold assets, on the basis of one (1) Q2 Gold share for every three (3) common shares of Corriente held by them at the close of business on June 15, 2007. The company believes the Arrangement and spin-off is not material to the company, therefore note disclosure on discontinued operations is not being presented.

The Arrangement was accounted for by the company at the time of the transaction by showing a recovery of mineral property costs of $272,474, a reduction of cash of $93,460 and the creation of a Convertible Loan of $365,934.

Advances to Q2 Gold

In connection with the Arrangement and to assist Q2 Gold with its business objectives, Corriente and Q2 Gold entered into a collaterzalized, interest-bearing convertible loan agreement dated April 23, 2007 pursuant to which Corriente agreed to lend Q2 Gold up to $750,000 to be advanced in instalments (the "Loan").

As at December 31, 2007, a total of $460,994 was owed by Q2 Gold to the company, consisting of $436,139 of principal and $24,855 of accrued interest. The Loan principal and unpaid interest are due on the earlier of December 31, 2008 and the first date on which Q2 Gold obtains a prospectus filing receipt with respect to any of its securities in any province of Canada. At any time prior to maturity, Corriente can require Q2 Gold to convert, in whole or in part, the principal amount outstanding and accrued interest of the Loan into Q2 Gold Shares at a conversion price equal to $0.10 per share. Q2 Gold can repay any or all of the outstanding Loan at any time prior to maturity or conversion. The company believes the conversion feature of the Loan is not material, therefore note disclosure on the embedded derivative is not being presented.

4 Plant and equipment

						2007						2006
		Cost		Accumulated Depreciation		Net		Cost		Accumulated Depreciation		Net
Computer equipment	$	891,032	$	477,166	$	413,866	$	792,580	$	262,782	$	529,798
Construction barge and related facilities		640,128		28,275		611,853		1,401,529		–		1,401,529
Software fees and licences		406,317		299,588		106,729		–		–		–
Office furniture and equipment		394,684		111,548		283,136		253,473		74,519		178,954
Vehicles		382,724		127,054		255,670		290,950		69,634		221,316
Communications equipment		252,583		60,795		191,788		117,471		18,853		98,618
Field equipment		91,288		40,109		51,179		88,041		27,799		60,242
	$	**3,058,756**	**$**	**1,144,535**	**$**	**1,914,221**	**$**	**2,944,044**	**$**	**453,587**	**$**	**2,490,457**

5 Other assets

The following table summarizes information about other assets as at December 31:

		2007		2006
EIA security deposits	$	3,278,763	$	3,518,971
Insurance proceeds receivable on loss of barge		723,547		–
Advances on mineral property expenditures		258,087		1,414,413
	$	4,260,397	$	4,933,384

As a requirement of the Ministry of Mines and Petroleum ("MMP", formerly called the Ministry of Energy and Mines) of Ecuador to approve the Mirador project's Environmental Impact Assessment ("EIA"), the company was required to post a deposit of US$3,019,539 ($2,993,269) in favour of the MMP as security against the company's obligations under the Mirador EIA. A similar EIA security deposit in favour of the MMP of US$288,000 ($285,494) was required as security against the company's obligations under the Machala Port EIA.

In November 2007, the company experienced an accidental loss of its construction barge. The company has received confirmation from its insurance company that the insurance claim made will be paid in full to the company in March 2008. The carrying value of the barge has been written down from $1,401,529 to $611,853 as at December 31, 2007. Costs associated with the reconstruction of the barge will be added to the barge's carrying value after reconstruction is completed. The related shoreline and barge facilities remain intact.

Advances on mineral property expenditures include payments to contractors and suppliers made pursuant to supply agreements prior to the contracted goods and services being provided.

6 Share capital

a) Authorized

Unlimited (2006 – 100,000,000) common shares, without par value

b) Issued

See Consolidated Statements of Changes in Shareholders' Equity.

On December 29, 2005, the company completed a public offering of 7,605,000 common shares at $3.95 per share pursuant to a short form prospectus dated December 19, 2005 to raise gross proceeds of $30,039,750 before issue costs of $2,186,386.

On May 25, 2006, the company completed a public offering of 19,231,000 common shares at $6.50 per share pursuant to a short form prospectus dated May 18, 2006 to raise gross proceeds of $125,001,500 before issue costs of $7,338,765.

c) Stock options

The company has in place an incentive stock option plan dated November 1996, last amended April 18, 2006 (the "Option Plan") for directors, officers, employees and consultants to the company and its subsidiaries. The Option Plan provides that the directors of the company may grant options to purchase common shares on terms that the directors may determine, within the limitations of the Option Plan. The number of common shares available for the grant of options under the Option Plan and all other share compensation arrangements of the company is set at a rolling maximum number that shall not be greater than 10% of the company's current outstanding share capital at any given time. The exercise price of each option cannot be lower than the closing market price of the shares on the trading day immediately prior to the date of grant of the option. As at December 31, 2007, options to purchase a total of 2,702,500 (2006 – 2,435,000; 2005 – 2,855,000) shares were outstanding, 1,322,966 (2006 – 1,208,436; 2005 – 2,855,000) of which were vested.

Effective February 1, 2006, stock options granted have the following vesting provisions:

- Options granted to executive officers, directors and other head office personnel vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente or the attainment of clearly identified milestones, as determined by the company's Directors.
- Options granted to subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company's Directors.

For the year ended December 31, 2007, the estimated fair value of the granted options which vested during the year totalled $1,829,296 (2006 – $1,192,942; 2005 - $1,224,274), of which $699,251 (2006 – $567,734; 2005 – $1,224,274) is included in management fees, wages, benefits & stock-based compensation and $1,130,045 (2006 – $625,208; 2005 – $Nil) is included in mineral properties.

Non-cash stock-based compensation expense for options is determined based on estimated fair values of the options at the time of grant, the cost of which is recognized over the vesting period, which ranges from two years to four years, of the respective options and grants. The fair value of the stock options is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2007	2006	2005
Risk-free interest rate	3.95–4.66%	3.87–4.16%	2.95–3.19%
Expected dividend yield	–	–	–
Expected stock price volatility	60–62%	62–67%	68–71%
Expected option life in years	3	3	3

Option pricing models require the input of highly subjective assumptions including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

The estimated fair value assigned to the stock options exercised during the years ended December 31, 2007, 2006 and 2005 was recorded to share capital and the estimated fair value assigned to the stock options that expired or were forfeited during the years ended December 31, 2007 and 2006 was recorded to contributed surplus. The estimated fair value assigned to the stock options that were both vested and forfeited during the years ended December 31, 2007, 2006 and 2005 were included in management fees, wages, benefits & stock-based compensation or mineral properties.

notes (continued)

The following table summarizes information about options granted during the twelve months ended December 31, 2007:

Expiry date	Optionees	Number of options	Exercise Price $
January 1, 2012	Executive officers	290,000	4.10
June 1, 2012	Directors	125,000	3.66
July 12, 2012	Employees	447,500	4.90
Total granted		**862,500**	

A summary of changes to stock options outstanding and exercisable is as follows:

	2007		2006		2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding – Beginning of year	2,435,000	$ 4.05	2,855,000	$ 1.89	2,390,000	$ 1.46
Granted	862,500	4.45	1,375,000	5.05	940,000	2.49
Exercised	(175,000)	3.38	(1,770,000)	1.33	(475,000)	0.92
Expired	(175,000)	3.32	–	–	–	–
Forfeited/cancelled	(245,000)	4.91	(25,000)	5.35	–	–
Options outstanding – End of year	2,702,500	$ 4.19	2,435,000	$ 4.05	2,855,000	$ 1.89
Options outstanding and vested – End of year	1,322,966	$ 3.60	1,208,436	$ 3.05	2,855,000	$ 1.89

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

		Outstanding			Exercisable		
Year of Grant	Range of exercise prices $	Number of options outstanding at December 31, 2007	Weighted average exercise price $	Weighted average remaining contractual life (years)	Number of options exercisable at December 31, 2007	Weighted average exercise price $	Weighted average remaining contractual life (years)
2005	2.15 – 2.99	735,000	2.55	0.6	735,000	2.55	0.6
2006	4.50 – 5.50	1,120,000	5.07	3.4	514,686	5.04	3.4
2007	3.66 – 4.90	847,500	4.44	4.3	73,280	4.04	4.1
		2,702,500	**4.19**	**2.9**	**1,322,966**	**3.60**	**1.9**

7 Related party transactions and balances

Included in management fees and interest income are $60,000 (2006 – $Nil; 2005 – $Nil) and $24,855 (2006 – $Nil; 2005 – $Nil), respectively, for the year ended December 31, 2007 in respect of administrative services provided by Corriente to Q2 Gold, which has a common Board of Directors and common Officers.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.

At December 31, 2007, a convertible loan in the amount of $460,994 (2006 – $Nil) was due from Q2 Gold.

8 Income taxes

The reconciliation of income taxes attributable to continuing operations computed at statutory rates to the income tax expense/(recovery) is as follows:

Canadian statutory tax rates	2007 34.12%	2006 34.12%	2005 34.12%
Income tax expense / (recovery) computed at Canadian statutory rates	$ (5,122,085)	$ 478,713	$ (1,141,020)
Difference in foreign tax rates	509,582	(113,278)	(438,922)
Permanent differences	239,756	197,838	420,027
Non-taxable portion of capital gains	2,613,752	–	–
Change in valuation allowance	(346,188)	1,478,665	963,386
Items deductible for tax not recognized in earnings	–	(2,503,987)	(745,995)
Impact of change in tax rates applied to opening future tax assets	1,024,405	–	–
Expired tax losses	255,758	–	–
Differences in prior year tax returns filed	825,020	462,049	942,524
Income tax expense (recovery)	$ –	$ –	$ –

The significant components of the company's future income tax assets and liabilities are as follows:

Future income tax assets		2007		2006		2005
Losses carried forward	$	1,665,797	$	2,244,769	$	2,348,685
Mineral properties		1,282,933		2,529,734		2,730,220
Share issuance costs		1,638,309		2,506,445		726,515
Plant and equipment and other		2,425,563		77,842		74,705
		7,012,602		7,358,790		5,880,125
Valuation allowance		(7,012,602)		(7,358,790)		(5,880,125)
	$	–	$	–	$	–

At December 31, 2007, the company has Canadian losses for tax purposes of approximately $5.8 million which expire on various dates to 2027.

9 Segmented information

The company operates within a single operating segment, which is the exploration and development of copper-gold mineral properties. The company's mineral property interests are in Ecuador, South America, as set out in note 3.

Geographic segmentation of the company's assets is as follows:

	2007			2006		
	Canada	Ecuador	Total	Canada	Ecuador	Total
Cash and cash equivalents	$ 93,028,030	$ 244,052	$ 93,272,082	$ 126,295,568	$ 815,111	$ 127,110,679
Accounts receivable and prepayments	338,859	–	338,859	213,856	–	213,856
Convertible loan	460,994	–	460,994	–	–	–
Mineral properties	–	77,778,685	77,778,685	–	61,249,060	61,249,060
Plant and equipment	122,528	1,791,693	1,914,221	73,142	2,417,315	2,490,457
Other assets	–	4,260,397	4,260,397	–	4,933,384	4,933,384
	$ 93,950,411	**$ 84,074,827**	**$ 178,025,238**	**$ 126,582,566**	**$ 69,414,870**	**$ 195,997,436**

With the exception of severance costs in relation to restructuring of $1,256,626 (2006 – $Nil; 2005 – $Nil) and general exploration costs of $Nil (2006 – $37,034; 2005 – $Nil) incurred by the company's Ecuador operations, the consolidated statements of loss for the years ended December 31, 2007, 2006 and 2005 reflect the Canadian operations.

10 Supplemental cash flow information

Cash and cash equivalents at December 31 comprise the following:

		2007		2006
Cash on hand and balances with banks	$	334,770	$	1,778,235
Short-term investments, with maturity dates less than 90 days at acquisition		92,937,312		125,332,444
	$	**93,272,082**	**$**	**127,110,679**

At December 31, 2007, the company's short-term investments are invested in overnight bank deposits with R1-High investment ratings (DBRS) that are easily liquidated, as they mature daily. The company has no investments in asset-backed commercial paper.

During the years ended December 31, 2007, 2006 and 2005, the company conducted non-cash operating, investing and financing activities as follows:

		2007		2006		2005
Depreciation included in mineral properties	$	710,299	$	152,455	$	54,658
Loss on disposal of plant and equipment capitalized to mineral properties	$	40,247	$	33,897	$	86,038
Insurance claim related to plant and equipment	$	(723,547)	$	–	$	–
Stock-based compensation included in mineral properties	$	1,130,045	$	625,208	$	–
Change in other assets and accounts payable and accrued liabilities relating to mineral properties	$	(3,636,023)	$	4,678,479	$	202,303
Change (decrease) in accounts payable and accrued liabilities relating to plant and equipment	$	(1,271,185)	$	547,638	$	–
Recovery of mineral property costs from the Arrangement	$	(272,474)	$	–	$	–
Marketable securities received from sale of subsidiary company	$	–	$	–	$	1,882,000

11 Financial instruments

(a) Fair Values

Canadian GAAP requires that the company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Cash balances are recorded at fair value and cash equivalents, which consist of overnight term deposits, are carried at amortized cost, which approximates fair value. The carrying amounts for accounts receivable, convertible loan, accounts payable relating to mineral properties, accounts payable relating to plant and equipment and other accounts payable and accrued liabilities on the balance sheet approximate fair value because of the short-term nature of these instruments. Management believes the carrying value of the EIA security deposits and insurance claim receivable (note 5) approximate fair value due to their short-term nature.

The company does not have any material derivative financial instruments at December 31, 2007 or 2006.

(b) Currency Risk

As at December 31, 2007, the company's expenditures are predominantly in U.S. dollars and any future equity raised is expected to be predominantly in Canadian dollars. The company conducts the majority of its business in Ecuador, which uses the U.S. dollar as its primary economic currency. Future project development expenditures are expected to be paid in U.S. dollars.

As such, the company is subject to risk due to fluctuations in the exchange rates for the U.S. and Canadian dollar. The company has a practice of not entering into foreign currency hedging. Beginning in 2007, the company began maintaining balances in Canadian and U.S. dollars in a proportion related to the magnitude of future mineral property, plant and equipment, and administrative expenditures, and the jurisdictions in which they will likely be made.

A breakdown by currency of the company's cash and cash equivalents, at year-end was as follows:

		2007		2006
Canadian dollar	$	15,210,692	$	125,063,312
U.S. dollar	U.S. $	78,746,484	U.S. $	1,756,794
December 31 closing exchange rate (Cdn$ to US$)		0.9913		1.1654

(c) Other

The company held no marketable securities during 2007. During 2006, the company sold all of its remaining marketable securities for net proceeds of $336,253 (2005 - $2,339,123), realizing a gain of $336,253 (2005 - loss of $96,877).

12 Reconciliation to U.S. Generally Accepted Accounting Principles ("GAAP")

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from those applicable in the United States ("U.S. GAAP") and from practices prescribed by the United States Securities and Exchange Commission ("SEC"). Significant measurement differences that materially affect the company's consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 are as follows:

a) Mineral exploration expenditures

As described in note 2, Canadian GAAP allows for the deferral of mineral exploration expenditures. Under U.S. GAAP, the company capitalizes acquisition costs and expenses exploration costs as incurred for unproven mineral properties. When proven and probable reserves are determined for a property and a positive feasibility study has been prepared, subsequent development costs of the property would be capitalized.

During the year ended December 31, 2007, mineral exploration expenditures under Canadian GAAP of $272,474 were transferred to Q2 Gold in exchange for a convertible loan receivable recorded by the company on completion of the Arrangement described in note 3. For U.S. GAAP purposes, the mineral exploration expenditures transferred to Q2 Gold were previously expensed and the company therefore recognized a recovery of mineral exploration expenditures during the year ended December 31, 2007 of $272,474.

b) Available-for-sale securities

Prior to the adoption of CICA Sections 3855 and 1530 on January 1, 2007, marketable securities under Canadian GAAP were carried at the lower of cost and quoted market value. Under U.S. GAAP, these investments would be categorized as available-for-sale securities carried at fair value with unrealized gains and losses temporarily recorded in a separate component of shareholders' equity until the investment was sold, abandoned or impaired. Effective January 1, 2007, this difference in accounting treatment has been eliminated due to the company's adoption of CICA Section 3855 and CICA Section 1530.

c) Uncertainty in Income Taxes

Effective January 1, 2007, the company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 had no impact on the company's consolidated financial statements.

Had the company followed U.S. GAAP, certain items in the financial statements would have been reported as follows:

Statements of Loss and Deficit	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Loss (income) under Canadian GAAP	$ 15,011,973	$ (1,403,028)	$ 3,344,139
Adjustment to reconcile to U.S. GAAP: Mineral exploration costs (a)	14,866,174	24,670,009	8,598,789
Loss under U.S. GAAP	29,878,147	23,266,981	11,942,928
Change in unrealized gain on available-for-sale securities (b)	–	–	41,000
Comprehensive loss under U.S. GAAP	**$ 29,878,147**	**$ 23,266,981**	**$ 11,983,928**
Basic and diluted loss per share under U.S. GAAP	**$ 0.40**	**$ 0.35**	**$ 0.26**
Weighted average number of shares outstanding	**74,844,105**	**66,603,215**	**45,825,859**

Balance Sheets	December 31, 2007	December 31, 2006
Total assets under Canadian GAAP	$ 178,025,238	$ 195,997,436
Adjustment to reconcile to U.S. GAAP: Mineral exploration costs (a)	(67,690,426)	(52,824,252)
Total assets under U.S. GAAP	**$ 110,334,812**	**$ 143,173,184**
Shareholders' equity under Canadian GAAP	$ 176,146,742	$ 188,737,419
Adjustment to reconcile to U.S. GAAP: Mineral exploration costs (a)	(67,690,426)	(52,824,252)
Total shareholders' equity under U.S. GAAP	**$ 108,456,316**	**$ 135,913,167**

Statement of Cash Flows	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Cash from (applied to) operating activities under Canadian GAAP	$ (14,123,131)	$ 1,270,933	$ (1,157,820)
Adjustment to reconcile to U.S. GAAP: Mineral exploration costs (a)	(16,881,376)	(19,179,970)	(8,255,790)
Cash from (applied to) operating activities under U.S. GAAP	**$ (31,004,507)**	**$ (17,909,037)**	**$ (9,413,610)**
Cash from (applied to) investing activities under Canadian GAAP	$ (20,307,466)	$ (26,618,629)	$ (7,492,931)
Adjustment to reconcile to U.S. GAAP: Mineral exploration costs (a)	16,881,376	19,179,970	8,255,790
Cash from (applied to) investing activities under U.S. GAAP	**$ (3,426,090)**	**$ (7,438,659)**	**$ 762,859**

13 Recent Accounting Pronouncements

a) Recent Canadian Accounting Pronouncements

i) International Financial Reporting Standards ("IFRS")

In January 2006, the CICA Accounting Standards Board ("AcSB") published a new strategic plan for the direction of accounting standards in Canada and the expected convergence with IFRS by the end of 2011. On February 13, 2008, the AcSB confirmed 2011 as the official changeover date for publicly listed Canadian companies to start using IFRS. The transition will affect interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the company's consolidated financial statements has not yet been determined.

b) Recent U.S. Accounting Pronouncements

i) SFAS No. 157 - Fair Value Measurements ("SFAS 157")

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable to the company beginning in the first quarter of 2008. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year or an interim period within that fiscal year. Prospective application is required for the company. The company is currently evaluating the impact of FAS 157.

ii) SFAS No. 159 - The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159")

SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS 159 apply only to entities that elect the fair value option. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Management is analyzing the requirements of this new standard and believes that its adoption will not have any significant impact on the company's financial statements.

iii) SFAS No. 141R, Business Combinations ("SFAS 141R")

In November 2007, the FASB issued SFAS 141R which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. Management is analyzing the requirements of this new standard and believes that its adoption will not have an impact on the company's financial statements.

iv) SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements ("SFAS 160")

In November 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 will be applied prospectively. Management is currently evaluating the requirements of FAS No. 160 and believes that its adoption will not have any impact on the company's financial statements.

notes

corporate & stock INFORMATION

Corriente Resources Inc. common stock is quoted on the Toronto Stock Exchange under the symbol CTQ and the American Stock Exchange under the symbol ETQ.

TSX (January 2007 – December 2007)
Low: CAD $2.46
High: CAD $5.95

AMEX (January 2007 – December 2007)
Low: USD $2.08
High: USD $6.25

Share Information
(as of December 31, 2007)
Shares Issued: 74,927,393
Shares Fully Diluted: 77,629,893

Head Office
Corriente Resources Inc.
Suite 520, 800 West Pender Street
Vancouver, Canada V6C 2V6
Tel: 604.687.0449
Fax: 604.687.0827

CORRIENTE RESOURCES INC.

Annual General Meeting

The annual general meeting of shareholders will be held at 2:00 p.m., Wednesday, May 28, 2008 in the Evergreen/Fir Boardroom, Bull, Housser & Tupper LLP, 30th Floor, Royal Centre, 1055 West Georgia Street, Vancouver, B.C., Canada.

Directors and Officers
Richard P. Clark *Director*
Anthony F. Holler *Director*
G. Ross McDonald *Director*
Dale C. Peniuk *Director*
David G. Unruh *Director*
Kenneth R. Shannon *President, C.E.O and Director*
Daniel A. Carriere *Senior Vice President*
Darryl F. Jones *C.F.O. and Corporate Secretary*

Legal Counsel
Bull, Housser & Tupper LLP, Vancouver, Canada
Fraser Milner Casgrain LLP, Vancouver, Canada
Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Canada

Auditors
PricewaterhouseCoopers LLP, Vancouver, Canada

Transfer Agents
Computershare Investor Services Inc.
Vancouver and Toronto, Canada

Computershare Trust Company N.A.
Denver, USA

Investor and Shareholder Information
Tel: 604.687.0449
Fax: 604.687.0827
Email: copper@corriente.com
www.corriente.com

CORRIENTE
RESOURCES INC.

Suite 520 - 800 West Pender Street
Vancouver, Canada V6C 2V6

Tel 604.687.0449
Fax 604.687.0827

Email copper@corriente.com
www.corriente.com

PROCESSED CHLORINE FREE

In an effort to minimize Corriente's carbon footprint, this annual report has been printed with vegetable based ink on 100% recycled Ancient Forest Friendly paper, containing 50% post-consumer waste and processed chlorine free (PCF). It has been manufactured with electricity that is offset with Green-e certified renewable energy certificates.
Corriente has a policy of disseminating corporate information in electronic form whenever possible.
PRINTED IN CANADA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: April 18, 2008

By: [signature]

Name: Darryl F. Jones
Title: Chief Financial Officer

END